FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549


                           Report of Foreign Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month of January 2005

Commission File No. 000-19865


                             CEDARA SOFTWARE CORP.
                              (Registrant's name)

                               6509 Airport Road
                     Mississauga, Ontario, Canada L4V 1S7
                   (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

                 Form 20-F                    Form 40-F      X
                          ------------                   -----------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                         No   X
                      ------------               -------------


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

Documents Included as Part of this Report:


No.        Document

1.         Material Change Report dated January 26, 2005

                                                                    Document 1


                                 Form 51-102F3
                             MATERIAL CHANGE REPORT


Item 1   Name and Address of Company

         Cedara Software Corp. ("Cedara")
         6509 Airport Road
         Mississauga, Ontario
         L4V 1S7

Item 2   Date of Material Change

         January 17, 2005

Item 3   News Release

         The news release attached hereto as Schedule A with respect to the material change referred to in this report was issued through Canada News Wire on January 18, 2005.

Item 4   Summary of Material Change

         Cedara, Merge Technologies Inc. ("Merge") and its indirect wholly-owned subsidiary Corrida, Ltd. ("Matsub") have entered into a merger agreement dated January 17, 2005 (the "Merger Agreement") pursuant to which Matsub will acquire all of the outstanding shares in the capital of Cedara pursuant to a plan of arrangement (the "Arrangement") under Section 182 of the Business Corporations Act (Ontario) ("OBCA"). Pursuant to the Arrangement, each Canadian resident holder of common shares of Cedara will receive, at his or her option, 0.587 Exchangeable Shares (as described below) or 0.587 Merge common shares for each common share of Cedara held. Holders of common shares of Cedara who are not Canadian residents will receive Merge common shares and are not entitled to elect to receive Exchangeable Shares. The Arrangement is subject to approval of the securityholders of Cedara and Merge, the court and the applicable regulatory authorities.

Item 5   Full Description of Material Change

         Overview

         Cedara, Merge and Matsub have entered into the Merger Agreement pursuant to which Matsub will acquire all of the outstanding shares in the capital of Cedara under the Arrangement. Pursuant to the Arrangement, each Canadian resident holder of Cedara common shares will receive, at his or her option, 0.587 Exchangeable Shares or 0.587 Merge common shares for each common share of Cedara held. Holders of Cedara common shares who are not Canadian residents will receive Merge common shares and are not entitled to elect to receive Exchangeable Shares.

         The Exchangeable Shares will be securities of Matsub that entitle their holders to dividend and other rights that are economically equivalent in all material respects to those of the Merge common shares and to vote at meetings of Merge shareholders. Each Exchangeable Share will be exchangeable for one common share of Merge. Subject to regulatory approval, it is intended that the Exchangeable Shares will be listed on the Toronto Stock Exchange ("TSX"). Merge will enter into a support agreement with Matsub and Merge Technologies Holdings Co. (a wholly-owned subsidiary of Merge) and a voting and exchange trust agreement with Matsub and a trustee in order to ensure that the Exchangeable Shares have equivalent economic and voting attributes to the Merge common shares. Matsub will have the right to redeem the Exchangeable Shares in return for an equal number of Merge common shares at any time there are outstanding fewer than the greater of (i) 1,000,000 Exchangeable Shares; and (ii) ten percent of the number of Exchangeable Shares issued on the effective date of the Arrangement, or at any time on or after April 30, 2010.

         The Arrangement must be approved by the majority required by an interim order to be obtained from the Superior Court of Justice of Ontario pursuant to section 182 of the OBCA, which is expected to be at least two-thirds of the votes cast at a special meeting of Cedara's shareholders (which will include holders of Cedara common shares and options). The completion of the Arrangement is conditional upon, among other things, obtaining shareholder approval, court approval, certain regulatory approvals and TSX conditional listing approval of the Exchangeable Shares. If the Arrangement is not effective on or prior to June 30, 2005, the Merger Agreement terminates unless the parties agree to extend that date. The Arrangement will become effective, subject to satisfaction of the above conditions, upon filing of articles of arrangement with the Director under the OBCA.

         Merger Agreement

         The following is a summary of the material terms of the Merger Agreement and as such is qualified in its entirety by the Merger Agreement. A copy of the Merger Agreement is attached hereto as Schedule B.

                  Directors' Recommendation

         The board of directors of Cedara (the "Board") has determined unanimously that the Arrangement is fair to the holders of the Cedara common shares and is in the best interests of Cedara and has determined unanimously to recommend that the holders of the Cedara common shares vote in favour of the Arrangement. The Board has received an opinion from Genuity Capital Markets to the effect that, as of the date of the Merger Agreement, the exchange ratio is fair from a financial point of view to the holders of the Cedara common shares.

                  Non-Solicitation

         Cedara and Merge have each agreed to not, directly or indirectly, through any officer, director, employee, representative or agent of such party or its subsidiaries, engage in soliciting, initiating or knowingly encourage the initiation of any inquiries or proposals regarding any bona fide acquisition proposal other than the proposed Arrangement (an

         "Other Acquisition Proposal"). Although there are prohibitions on participating in any discussions or negotiations regarding any Other Acquisition Proposal, approving or recommending any Other Acquisition Proposal or causing Cedara or Merge, as the case may be, to enter into any Other Acquisition Proposal, each party's Board retains the right to participate in any discussions or negotiations and provide information (subject to entering into a confidentiality agreement) to a third party if such Board determines that the third party's proposal is reasonably likely to result in a "Superior Proposal," being a transaction more favourable to the shareholders of the relevant entity than the proposed Arrangement. Under the Merger Agreement, each party is expressly required to notify the other of all such Other Acquisition Proposals.

                  Notice of Superior Proposal

         Each of Cedara and Merge is required to give notice to the other of any Superior Proposal. Upon receipt of such notice, the party receiving the notice shall have 5 business days within which to match or beat such Superior Proposal. If the party receiving the notice fails to do so, the other party may terminate the Merger Agreement and enter into the Superior Proposal, provided it first pays the break fee referred to below.

                  Access to Information

         Each of Cedara and Merge is required to give access to the other to information relating to its business, property and personnel. Any such information received by a party is subject to confidentiality provisions.

                  Termination & Break Fee

         The termination and break fee events, as the case may be, under the Merger Agreement include the following:

         (a) the Merger Agreement may be terminated by Cedara or Merge, as the case may be, if certain conditions set out in the Merger Agreement are not satisfied on or before the effective date of the Arrangement or if any law prohibits the transactions contemplated by the Merger Agreement;

         (b) the Merger Agreement may be terminated by mutual agreement of Cedara and Merge at any time prior to the effective date of the Arrangement;

         (c) upon the termination of the Merger Agreement by either party in specified circumstances, including (i) Cedara or Merge, as the case may be, terminates the Merger Agreement to enter into a Superior Proposal; (ii) the Board of Cedara or Merge, as the case may be, fails to recommend or withdraws or changes its recommendation of the transaction or recommends an Other Acquisition Proposal; (iii) the transaction is not submitted for approval by the Cedara shareholders through the fault of Cedara or not submitted for approval by the Merge shareholders through the fault of Merge; or (iv) if the Cedara shareholders or the Merge shareholders, as the case may be, do not approve the transaction and either a bona fide Other Acquisition Proposal has been made prior to the relevant shareholder meeting or Cedara or Merge, as the case may be, enters into or completes an Other Acquisition Proposal within 12 months after the termination of the Merger Agreement, Cedara or Merge, as the case may be, will be required to pay a "break fee" to the other. The parties have agreed to a US$7,000,000 break fee;

         (d) if the Cedara shareholders or the Merge shareholders, as the case may be, do not otherwise approve the transaction, Cedara or Merge, as the case may be, will reimburse the other party for out-of-pocket costs and expenses not to exceed US$1,500,000; and

         (e) the Merger Agreement will be terminated if the effective date of the Arrangement does not occur prior to June 30, 2005, unless the parties mutually agree to extend that date.

Item 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

         Not applicable.

Item 7   Omitted Information

         None.

Item 8   Executive Officer

         Further information regarding the matters described in this report may be obtained from Mr. Brian Pedlar, Chief Financial Officer of Cedara, who is knowledgeable about the details of the material change and may be contacted at (905) 672-2100 (ext. 2015).

Item 9   Date of Report

         January 26, 2005.

(signed) "Brian Pedlar"
---------------------------------------
Brian Pedlar

                                   SCHEDULE A
                        PRESS RELEASE - JANUARY 18, 2005



                                  See Attached

[LOGO OMITTED]
MERGE   CEDERA
eFILM


                                                             JOINT NEWS RELEASE
                                                          For Immediate Release

                                                                      Contacts:
                                                                    Merge eFilm
                                  Richard Linden, President & CEO, 414-977-4665
                             Scott Veech, Chief Financial Officer, 414-977-4264
                                                          Cedara Software Corp.
                            Abe Schwartz, President & CEO, (905) 672-2101 x2000
                    Brian Pedlar, Chief Financial Officer, (905) 672-2101 x2015


                 MERGE EFILM AND CEDARA SOFTWARE CORP TO MERGE

               COMBINATION CREATES MEDICAL IMAGING MARKET LEADER
                  OFFERING EXPANDED PRODUCTS AND SERVICES AND
             ACCELERATED INNOVATION IN THE DIRECT AND OEM CHANNELS

        Combined Run-Rate Revenues Exceed $100 Million (C$122 million); Investor Conference Call Scheduled for 10 a.m. CST to Discuss Transaction


         Milwaukee, WI, USA, and Toronto, ON, Canada, January 18, 2005 - Merge Technologies Incorporated (NASDAQ: MRGE), d.b.a. Merge eFilm, a leading global healthcare software and services company, and Cedara Software Corp. (NASDAQ:
CDSW/TSX:CDE), a leading independent developer of medical software technologies for the global healthcare market, today announced a definitive agreement to merge in an all-stock transaction. Upon completion of the transaction, the combined company will bring one of the most comprehensive image and information management solution sets to manage clinical and business workflow to the diagnostic OEM and end user markets. The combined company will have an extensive imaging product suite to meet the current and emerging needs of OEM and end user customers, radiology and clinical specialties, and an annual revenue run rate exceeding $100 million (C$122 million). In addition, the merged company will have an international presence capitalizing on the digitization of healthcare, and the financial strength, growth trajectory and product and distribution market coverage to drive its continued track record as one of the fastest growing healthcare information technology companies in the market.

         Merge eFilm will issue either 0.587 Merge eFilm common shares, or
0.587 shares of a newly created class of Canadian exchangeable shares for each Cedara common share. Based on the 20-day volume weighted average price of Merge eFilm stock for the period ending January 14, 2005, the transaction is valued at US$12.37 (approximately C$15.10) for each common share of Cedara, representing a 17.5% premium to Cedara's 20-day volume weighted average price. The merger may permit Canadian shareholders of Cedara to defer any gain on their shares for Canadian income tax purposes. The transaction is subject to approval by shareholders of each company, regulatory approvals and other customary closing conditions.

         "I'm very pleased to announce that Merge eFilm and Cedara are joining together to lead the market with the product and service depth, financial strength, product innovation resources and market coverage to deliver value to our key stakeholders: customers, employees and shareholders," said Richard Linden, President and CEO of Merge eFilm. "Our combined strengths will allow us to accelerate the development and deployment of new imaging products and services for both the OEM markets and our expanding interest in RIS/PACS offerings beyond radiology. Together, we create a powerful combination of industry leading product innovation, sales and marketing distribution, valued professional services, strengthened international market coverage, and enhanced access to new markets. For example, we are well positioned to leverage the market leading innovation of OEM technologies for clinical specialties such as orthopedics, cardiology, gastroenterology, and mammography into full workflow solutions. The scale and momentum from this merger is a proactive strategy to lead the industry consolidation effort, to further the steady change in the definition of RIS/PACS and alter the competitive landscape. Our combined brand is strong, our value propositions unique, our recent histories indicative of our ability to succeed financially and we are well positioned to achieve our growth objectives. This powerful combination of factors will contribute to the digital evolution of one of the fastest growing sectors in healthcare information technology, and we are pleased to be a catalyst for market change with this merger."

         "Our merged organization will make it easier to introduce innovative medical solutions for both our global OEM partners and end user customers," said Abe Schwartz, Cedara's President and CEO. "We will be the only company in our industry with this breadth of end-user and OEM offerings, with a new depth of clinical and technical expertise to support them. Our significant expansion of leadership, talent and operational resources will allow us to enter new clinical markets and create product offerings beyond radiology. Our employees will have greater professional growth and career path development, and our shareholders will gain from the financial strength of the combined organization. This is a win-win for all stakeholders."

         The corporate headquarters for the newly combined company will be in Milwaukee, WI. Richard Linden will serve as its President and CEO, and Abe Schwartz will continue his involvement with the company including serving as a member of its Board of Directors. Leadership and integration planning for the combined company is underway and will be implemented after the anticipated April closing. Based on the strong growth and financial performance of Merge eFilm and Cedara, the transaction is expected to be accretive to Merge eFilm's earnings per share in 2005 (excluding the impact of one-time transaction-related expenses), and beyond. The combined company expects to realize operational synergies including time to market for new imaging products, cross-selling opportunities within our combined end user customer base, and cost savings associated with public company activities.

         William Blair and Company, L.L.C. acted as financial advisor to Merge eFilm, and Michael Best & Friedrich LLP and Blake, Cassels & Graydon acted as legal advisors. Genuity Capital Markets acted as financial advisor to Cedara and Stikeman Elliott LLP and Debevoise & Plimpton LLP acted as legal advisors.

         Merge eFilm and Cedara will host a conference call to discuss the transaction today, January 18, at 10:00 am CST. To listen to the live broadcast, please see options listed below:

         LIVE VIA PHONE:
         Call:
         -  800-221-2015 (US & Canada)
         -  706-634-2159 (International)
         Reference Conference ID#: 3499352

         LIVE VIA WEBCAST:
         Go To:
         http://phx.corporate-ir.net/playerlink.zhtml?c=85928&s=wm&e=1002693

         For additional information about the conference call, visit: http://www.merge.com/investor/confcalllist.asp

         (Editors Note: see the following fact sheets for additional details concerning Merge eFilm and Cedara).

                                     MERGE EFILM - CEDARA
                                    MERGER DEAL FACT SHEET

Parties         Merge eFilm                              Cedara Software

Exchange        NASDAQ: MRGE                             TSX: CDE; NASDAQ: CDSW
Symbol:

Company         Merge eFilm is a global healthcare       Cedara Software Corp. is a leading
Description     software and services company            independent provider of medical
                focused on accelerating the              imaging technologies. Cedara
                productivity of imaging centers,         software is deployed in hospitals
                small- to medium-sized hospitals         and clinics worldwide and is
                and clinics with a suite of              licensed by many of the world's
                RIS/PACS products that more              leading medical device and
                efficiently streamline, integrate        healthcare information technology
                and distribute image and                 companies. Approximately 28,000
                information workflow across the          medical imaging systems and 6,400
                healthcare enterprise. Since 1987,       Picture Archiving and
                Merge eFilm has leveraged its            Communications System (PACS)
                healthcare integration and               workstations have been licensed to
                connectivity experience to create        date. Cedara recently acquired
                workflow solutions that improve          eMed Technologies Corporation,
                our customers' productivity and          widely known as a provider of
                enhance the quality of care they         innovative PACS and teleradiology
                provide.                                 solutions that have been installed
                                                         in over 2,000 hospitals and
                                                         imaging centers.

Headquarters    1126 South 70th Street                   6509 Airport Road
                Milwaukee, WI 53214                      Mississauga, Ontario L4V 1S7
                Tel: (414) 977-4000                      Tel: (905) 672-2100

CEO             Richard Linden                           Abe Schwartz

CFO             Scott Veech                              Brian Pedlar

Fiscal year     12/04                                    06/05
ends

Market
Capitalization  $257.4 million                           $360.8 million (C$439.3 million)

# of Shares     13.2 million                             31.8 million

# of            200                                      350
Employees

RIS/PACS        200+                                     400+
End User
Customers

OEM/VAR         100+                                     150+
Customers

Website         www.merge-efilm.com                      www.cedara.com

Financial       William Blair & Company, L.L.C.          Genuity Capital Markets
Advisors:

Legal           Michael Best & Friedrich and             Stikeman Elliott LLP and Debevoise
Advisors:       Blake, Cassels & Graydon                 & Plimpton LLP

Transaction     Fixed exchange ratio: 0.587 Merge eFilm common or exchangeable shares for
summary         each Cedara share
                Structure: Plan of Arrangement with exchangeable shares
                Approvals: Subject to shareholder and regulatory approval
                Expected close: Early 2Q 2005

About Merge eFilm
Merge eFilm is a global healthcare software and services company focused on accelerating the productivity of imaging centers, small- to medium-sized hospitals and clinics with a suite of RIS/PACS products that more efficiently streamline, integrate and distribute image and information workflow across the healthcare enterprise. Since 1987, Merge eFilm has leveraged its healthcare integration and connectivity experience to create workflow solutions that improve our customers' productivity and enhance the quality of care they provide. For more information about Merge eFilm's products and services, visit our website at www. merge-efilm.com, or call Beth Frost-Johnson, Senior Vice President-Marketing and Strategic Planning, at 414-977-4254, email bfrost@merge-efilm.com.

About Cedara Software Corp
Cedara Software Corp. is a leading independent provider of medical imaging technologies. Cedara's software is deployed in hospitals and clinics worldwide and is licensed by many of the world's leading medical device and healthcare information technology companies. Approximately 28,000 medical imaging systems and 6,400 Picture Archiving and Communications System (PACS) workstations have been licensed to date. Cedara recently acquired eMed Technologies Corporation, widely known as a provider of innovative PACS and teleradiology solutions that have been installed in over 2,000 hospitals and imaging centers. Cedara is quite unique in that it has technologies and expertise that span all the major digital imaging modalities including computed tomography (CT), magnetic resonance imaging (MRI), digital X-ray, mammography, ultrasound, echo-cardiology, angiography, nuclear medicine, positron emission tomography
(PET) and fluoroscopy. Furthermore, the Company's medical imaging offerings are used in all aspects of clinical workflow including the capture of a patient's digital image; the archiving, communication and manipulation of digital images; sophisticated clinical applications to analyze digital images; and even the use of imaging in minimally-invasive surgery. For more information about Cedara's products and services, visit our website at www.cedara.com, or call Jacques Cornet, Vice President of Marketing & Operations, at (905) 672-2100 ext. 2564, email: info@cedara.com.


                                     # # #


    Notice to Investors, Prospective Investors and the Investment Community
          Cautionary Information Regarding Forward-Looking Statements

         Statements in this press release regarding the proposed merger of Merge Technologies, (d.b.a. Merge eFilm) and Cedara Software Corp. which are not historical facts, including expectations of financial results for the combined companies (e.g., projections regarding revenue, earnings, cash flow, cost savings and future growth), are "forward-looking statements." All forward-looking statements are inherently uncertain as they are based on various expectations and assumptions concerning future events and they are subject to numerous known and unknown risks and uncertainties which could cause actual events or results to differ materially from those projected. Investors are cautioned not to place undue reliance on these forward-looking statements and any such forward-looking statements are qualified in their entirety by reference to the following cautionary statements. Merge eFilm and Cedara undertake no obligation to publicly release the result of any revisions to these forward-looking statements that may be made to reflect any future events or circumstances.

         Important factors upon which the forward-looking statements presented in this release are premised include: (a) receipt of regulatory and shareholder approvals without unexpected delays or conditions; (b) timely implementation and execution of merger integration plans; (c) the ability to implement comprehensive plans for asset rationalization; (d) the successful integration of the IT systems and elimination of duplicative overhead and IT costs without unexpected costs or delays; (e) retention of customers and critical employees;
(f) successfully leveraging Merge eFilm/Cedara's comprehensive product offering to the combined customer base; (g) continued growth at rates approximating recent levels for imaging information systems and other product markets; (h) no unanticipated changes in laws, regulations, regulatory requirements or other industry standards affecting Merge eFilm/Cedara's businesses which require significant product redevelopment efforts, reduce the market for or value of its products or render products obsolete; (i) no unanticipated developments relating to previously disclosed lawsuits or similar matters; (j) successful management of any impact from slowing economic conditions or consumer spending;
(k) no catastrophic events that could impact Merge eFilm/Cedara's or its major customer's operating facilities, communication systems and technology or that has a material negative impact on current economic conditions or levels of consumer spending; (l) no material breach of security of any Merge eFilm/Cedara's systems; and (m) successfully managing the potential both for patent protection and patent liability in the context of rapidly developing legal framework for expansive software patent protection. In addition, the ability of Merge eFilm/Cedara to achieve the expected revenues, accretion and synergy savings also will be affected by the effects of competition (in particular the response to the proposed transaction in the marketplace), the effects of general economic and other factors beyond the control of Merge eFilm/Cedara, and other risks and uncertainties described from time to time in Merge eFilm/Cedara's public filings with United States Securities and Exchange Commission and Canadian securities regulatory authorities.

                                   Additional Information

Shareholders are urged to read the joint proxy statement/management information circular regarding the proposed transaction when it becomes available, because it will contain important information. Shareholders will be able to obtain a free copy of the joint proxy statement/management information circular, as well as other filings containing information about Merge eFilm and Cedara, without charge, at the Securities and Exchange Commission's internet site (http://www.sec.gov). Copies of the joint proxy statement/management information circular and the filings with the Securities and Exchange Commission that will be incorporated by reference in the joint proxy statement/management information circular can also be obtained, without charge, by directing a request to Merge eFilm's Investor Relations Department at Merge eFilm's principal executive offices located at 1126 South 70th Street, Suite S107B, Milwaukee, Wisconsin 53214-3151; telephone number (414) 977-4000. The respective directors and executive officers of Merge eFilm and Cedara may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Merge eFilm's directors and executive officers is available in Merge eFilm's proxy statement for its 2004 annual meeting of stockholders, which was filed with the Securities and Exchange Commission on April 12, 2004, and information regarding Cedara's directors and executive officers is available in Cedara's notice of annual meeting and proxy circular for its 2004 annual meeting, which was filed with the Securities and Exchange Commission on September 24, 2004. Additional information regarding the interests of potential participants in the proxy solicitation will be contained in the joint proxy statement/management information circular to be filed with the Securities and Exchange Commission when it becomes available.

                                   SCHEDULE B
                                MERGER AGREEMENT



                                  See Attached

                               MERGER AGREEMENT


          MEMORANDUM OF AGREEMENT made the 17th day of January, 2005.

AMONG:

                Merge Technologies Incorporated
                a corporation existing under the laws of the State of Wisconsin (hereinafter referred to as "Merge")

                                    - and -

                Corrida, Ltd.
                a corporation existing under the laws of the Province of Ontario (hereinafter referred to as "Matsub")

                                    - and -

                Cedara Software Corp.
                a corporation existing under the laws of the Province of Ontario (hereinafter referred to as "Cedara")


         THIS AGREEMENT WITNESSES THAT in consideration of the respective covenants and agreements herein contained, the parties hereto covenant and agree as follows:

                                   ARTICLE 1
                                INTERPRETATION

1.1      Definitions

         In this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the following meanings respectively:

     "1933 Act" means the United States Securities Act of 1933, as amended;

     "affiliate" has the meaning ascribed thereto in the Securities Act, unless otherwise expressly stated herein;

     "Affiliate's Letter" means a letter, to be substantially in the form and content of Schedule A annexed hereto, as applicable;

     "Appropriate Regulatory Approvals" means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities, regulatory agencies or self-regulatory organizations, as set out in Schedule B hereto;

     "Arrangement" means an arrangement under section 182 of the OBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with section 6.1 herein or Article 6 of the Plan of Arrangement or made at the direction of the Court in the Final Order;

     "Arrangement Resolution" means the special resolution of Cedara Shareholders, to be substantially in the form and content of Schedule C annexed hereto;

     "Articles of Arrangement" means the articles of arrangement of Cedara in respect of the Arrangement that are required by the OBCA to be sent to the Director after the Final Order is made;

     "Business Day" means any day on which commercial banks are generally open for business in Milwaukee, Wisconsin and Toronto, Ontario other than a Saturday, a Sunday or a day observed as a holiday in Milwaukee, Wisconsin under the laws of the State of Wisconsin or the federal laws of the United States of America or in Toronto, Ontario under the laws of the Province of Ontario or the federal laws of Canada;

     "Cedara Acquisition Proposal" means any bona fide proposal with respect to any merger, amalgamation, arrangement, take-over bid, sale of assets (excluding inventory sold in the ordinary course of business) representing more than 25% of the book value (on a consolidated basis) of Cedara's total assets (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale), any sale of more than 25% of Cedara Common Shares then outstanding or similar transactions involving Cedara or any Cedara Material Subsidiary, or a proposal to do so, excluding the Arrangement;

     "Cedara Common Shares" means the outstanding common shares in the capital of Cedara;

     "Cedara Disclosure Letter" means that certain letter dated as of even date herewith and delivered by Cedara to the Merge Parties, which shall be divided into sections containing the disclosure information required in each such section by the terms of this Agreement;

     "Cedara Material Subsidiary" means (i) each Subsidiary of Cedara, the total assets of which constituted more than ten percent of the consolidated assets of Cedara as of June 30, 2004, or the total revenues of which, for the fiscal year ended June 30, 2004, constituted more than ten percent of the consolidated revenues of Cedara, in each case as set out in the financial statements of Cedara as of and for the year ended June 30, 2004; (ii) eMed; and (iii) each affiliate of Cedara that directly or indirectly holds an equity interest in each such Subsidiary;

     "Cedara Meeting" means the special meeting of Cedara Shareholders, including any adjournment thereof, to be called and held in accordance with the Interim Order to consider the Arrangement;

     "Cedara Options" means Cedara Common Share options granted under the Cedara Stock Option Plan and being outstanding and unexercised on the Effective Date;

     "Cedara Plans" has the meaning ascribed thereto in section 3.1(l)(1);

     "Cedara Shareholders" means the holders of Cedara Common Shares;

     "Cedara Stock Option Plan" means Cedara's Stock Option Plan No. 2;

     "Cedara Superior Proposal" means any bona fide proposal by a third party directly or indirectly, to acquire assets representing more than 50% of the book value (on a consolidated basis) of Cedara's total assets or more than 50% of the outstanding Cedara Common Shares, whether by way of merger, amalgamation, arrangement, take-over bid, sale of assets or otherwise, and that in the good faith determination of the Board of Directors of Cedara after consultation with financial advisors and outside counsel (a) is reasonably capable of being completed, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal, and (b) would, if consummated in accordance with its terms, result in a transaction (x) more favorable, from a financial point of view, to Cedara's Shareholders than the transaction contemplated by this Agreement and (y) having a value per Cedara Common Share greater than the per share value attributable to Cedara Common Shares under the transaction contemplated by this Agreement;

     "Circular" means the joint proxy statement that constitutes (i) notice of Cedara Meeting and accompanying management information circular, including all schedules and exhibits thereto, to be sent to holders of Cedara Common Shares and Cedara Options in connection with the Cedara Meeting; and (ii) notice of the Merge Meeting and accompanying proxy statement, including all schedules and exhibits thereto, to be sent to holders of Merge Common Shares in connection with the Merge Meeting;

     "Code" has the meaning ascribed thereto in section 3.1(k)(ii);

     "Confidentiality Agreement" means the confidentiality letter agreement dated November 11, 2004 between Merge and Cedara;

     "Court" means the Superior Court of Justice of Ontario;

     "Director" means the Director appointed pursuant to section 278 of the OBCA;

     "Dissent Rights" means the rights of dissent in respect of the Arrangement described in section 3.1 of the Plan of Arrangement;

     "Dissenting Shareholder" has the meaning ascribed thereto in the Plan of Arrangement;

     "Drop Dead Date" means June 30, 2005, or such later date as may be mutually agreed by the parties to this Agreement;

     "Effective Date" means the date shown on the certificate of arrangement to be issued by the Director under the OBCA giving effect to the Arrangement provided that such date occurs on or prior to the Drop Dead Date;

     "Effective Time" has the meaning ascribed thereto in the Plan of Arrangement;

     "Election Deadline" means 5:00 p.m. (local time) at the place of deposit on the date which is two Business Days prior to the date of the Cedara Meeting;

     "eMed" means eMed Technologies Corporation, a Delaware corporation;

     "Environmental Laws" means all applicable Laws, including applicable common law, relating to the protection of the environment and public health and safety;

     "ERISA" has the meaning ascribed thereto in section 3.1(l)(i);

     "Exchange Act" has the meaning ascribed thereto in section 2.5;

     "Exchange Ratio" has the meaning ascribed thereto in the Plan of Arrangement;

     "Exchangeable Elected Share" has the meaning ascribed thereto in the Plan of Arrangement;

     "Exchangeable Shares" means the non-voting exchangeable shares in the capital of Matsub, having substantially the rights, privileges, restrictions and conditions set out in Appendix I to the Plan of Arrangement;

     "Final Order" means the final order of the Court approving the Arrangement as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed;

     "Form S-3" has the meaning ascribed thereto in section 2.6(b);

     "Form S-8" has the meaning ascribed thereto in section 2.6(c);

     "Governmental Entity" means any (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, stock exchange, board, bureau or agency, domestic or foreign, (b) any subdivision, agent, commission, board, or authority of any ofthe foregoing, or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

     "Health Laws" means all applicable Laws, including applicable common law, relating to the protection of public health and safety as it relates to medical devices or other health care related products or services including, without restriction, in the case of Canada, the Food and Drugs Act and the Medical Device Regulations pursuant thereto;

     "including" means including without limitation;

     "Information" has the meaning ascribed thereto in section 4.7(b);

     "Intellectual Property" means, collectively, patents, patent disclosures, trademarks, service marks, trade dress, logos, trade names, domain names, copyrights, mask works and other semi-conductor chip rights, and all registrations, applications, reissuances, continuations, continuation-in-part, revisions, extensions, reexaminations and associated goodwill with respect to each of the foregoing, computer software (including source and object codes), computer programs, computer data bases and related documentation and materials, data, documentation, trade secrets, confidential business information (including ideas, formulas, compositions, inventions, know-how, manufacturing and production processes and techniques, research and development information, drawings, designs, plans, proposals and technical data, financial marketing and business data and pricing and cost information) and other intellectual property rights and embodiments of any of the foregoing (in whatever form or medium);

     "Interim Order" means the interim order of the Court, as the same may be amended, in respect of the Arrangement, as contemplated by section 2.3;

     "Laws" means all statutes, regulations, statutory rules, orders, and terms and conditions of any grant of approval, permission, authority or license of any court, Governmental Entity, statutory body or self-regulatory authority (including any stock exchange), and the term "applicable" with respect to such Laws and in the context that refers to one or more Persons, means that such Laws apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Governmental Entity having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

     "Letter of Transmittal and Election Form" means the letter of transmittal and election form for use by holders of Cedara Common Shares, in the form accompanying the Circular;

     "Material Adverse Change," when used in connection with Merge or Cedara, means any change, effect, event or occurrence with respect to its condition (financial or otherwise), properties, assets, liabilities, obligations (whether absolute, accrued, contingent or otherwise), businesses, operations or results of operations or those of any of its Subsidiaries that is, or would reasonably be expected to be, material and adverse to the business, operations or financial condition of Merge or Cedara, as the case may be, and its Subsidiaries taken as a whole, other than any change, effect, event or occurrence (i) relating to the Canadian or United States' economy or securities markets in general, (ii) affecting the Canadian or United States health care industry in general or (iii) resulting directly from the announcement of the execution of this Agreement or the transactions contemplated hereby; provided, however, that in no event shall a change in the trading prices of a party's equity securities, by itself, be deemed to constitute a Material Adverse Change (it being understood that the foregoing shall not prevent a party from asserting that any change, effect, event or occurrence that may have contributed to such change in trading prices independently constitutes a Material Adverse Change);

     "Material Adverse Effect" when used in connection with Merge or Cedara, means any effect that is, or would reasonably be expected to be, material and adverse to the business, operations or financial condition of such party and its Subsidiaries taken as a whole;

     "Merge Acquisition Proposal" means any bona fide proposal with respect to any merger, amalgamation, arrangement, take-over bid, sale of assets (excluding inventory sold in the ordinary course of business) representing more than 25% of the book value (on a consolidated basis) of Merge's total assets (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale), any sale of more than 25% of Merge Common Shares then outstanding or similar transactions involving Merge or any Merge Material Subsidiary, or a proposal to do so, excluding the Arrangement;

     "Merge Charter Amendment" means an amendment to Merge's articles of incorporation to increase the number of authorized Merge Common Shares to One Hundred Million (100,000,000) and to authorize the Special Voting Share;

     "Merge Common Shares" means the shares of common stock in the capital of Merge;

     "Merge Disclosure Letter" means that certain letter dated as of even date herewith and delivered by Merge to Cedara, which shall be divided into sections containing the disclosure information required in each such section by the terms of this Agreement;

     "Merge Elected Share" has the meaning ascribed thereto in the Plan of Arrangement;

     "Merge Material Subsidiary" means (i) each Subsidiary of Merge, the total assets of which constituted more than ten percent of the consolidated assets of Merge as of December 31, 2003 or the total revenues of which, for the year ended December 31, 2003, constituted more than ten percent of the consolidated revenues of Merge, in each case as set out in the financial statements of Merge as of and for the year ended December 31, 2003; and (ii) each affiliate of Merge that directly or indirectly holds an equity interest in each such Subsidiary;

     "Merge Matters" means, collectively, the Merge Share Issuance, the Merge Charter Amendment, the Merge Option Proposal and the election to the Board of Directors of Merge of Abe Schwartz and two other current directors of Cedara, neither of whom is an employee of Cedara or its Subsidiaries (collectively, the "Cedara Designees");

     "Merge Meeting" means the special meeting of Merge shareholders (or, at the election of Merge, provided that such election shall not materially delay the holding of the Merge Meeting, the annual meeting of Merge shareholders), including any adjournment thereof, to be called to consider the Merge Matters;

     "Merge Newco" means Merge Technologies Holdings Co., an unlimited liability company existing under the laws of the Province of Nova Scotia and being a wholly-owned Subsidiary of Merge;

     "Merge Option Proposal" means the amendment of Merge's stock option plan to provide for the issuance of Replacement Options as contemplated by this Agreement and to provide for the matters set forth on Schedule G;

     "Merge Parties" means Merge and Matsub;

     "Merge Share Issuance" means the issuance of Merge Common Shares pursuant to the Arrangement, upon the exchange of the Exchangeable Shares and upon the exercise of the Replacement Options;

     "Merge Superior Proposal" means any bona fide proposal by a third party directly or indirectly, to acquire assets representing more than 50% of the book value (on a consolidated basis) of Merge's total assets or more than 50% of the outstanding Merge Common Shares, whether by way of merger, amalgamation, arrangement, take-over bid, sale of assets or otherwise, which proposal in the good faith determination of the Board of Directors of Merge after consultation with financial advisors and outside counsel
     (a) is reasonably capable of being completed, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal, and (b) would, if consummated in accordance with its terms, result in a transaction (x) more favorable, from a financial point of view, to the holders of Merge Common Shares than the transaction contemplated by this Agreement and (y) having a value per Merge Common Share greater than the per share value attributable to Merge Common Shares under the transaction contemplated by this Agreement;

     "Merger" means the merger of Matsub and Cedara effected by means of the implementation of the Arrangement pursuant to this Agreement;

     "OBCA" means the Ontario Business Corporations Act as now in effect and as it may be amended from time to time prior to the Effective Date;

     "OSC" means the Ontario Securities Commission;

     "Person" includes any individual, firm, partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

     "Plan of Arrangement" means the plan of arrangement substantially in the form and content of Schedule D annexed hereto and any amendments or variations thereto made in accordance with section 6.1 herein or Article 6 of the Plan of Arrangement or made at the direction of the Court in the Final Order;

     "Pre-Effective Date Period" shall mean the period from and including the date hereof to and including the Effective Time on the Effective Date;

     "Publicly Disclosed by Merge" means disclosed by Merge in a public filing made by it with the SEC from January 1, 2001 to and including January 14, 2005;

     "Publicly Disclosed by Cedara" means disclosed by Cedara in a public filing made by it with the OSC from January 1, 2001 to and including January 14, 2005;

     "Replacement Option" has the meaning ascribed thereto in section 2.4(c);

     "Representatives" has the meaning ascribed thereto in section 4.7(a);

     "SEC" means the United States Securities and Exchange Commission;

     "Securities Act" means the Securities Act (Ontario) and the rules, regulations and policies made thereunder, as now in effect and as they may be amended from time to time prior to the Effective Date;

     "SOX" has the meaning ascribed thereto in Section 3.1(m);

     "Special Voting Share" means the share of Merge Special Voting Preferred Stock having substantially the rights, privileges, restrictions and conditions described in the Voting and Exchange Trust Agreement;

     "Subsidiary" means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and shall include any body corporate, partnership, joint venture or other entity over which it exercises direction or control or which is in a like relation to a Subsidiary;

     "Support Agreement" means an agreement to be made between Merge, Merge Newco and Matsub substantially in the form and content of Schedule E annexed hereto, with such changes thereto as the parties hereto, acting reasonably, may agree;

     "Tax" and "Taxes" means, with respect to any entity, all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, ad valorem taxes, value added taxes, transfer taxes, franchise taxes, license taxes, withholding taxes, payroll taxes, employment taxes, Canada or Quebec Pension Plan premiums, excise, severance, social security premiums, workers' compensation premiums, unemployment insurance or compensation premiums, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, customs duties or other taxes, fees, imposts, assessments or charges of any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any taxing authority (domestic or foreign) on such entity; and the term "material amount of Taxes" shall mean an amount of Taxes that is material to the entity and its Subsidiaries taken as a whole;

     "Tax Returns" means all returns, declarations, reports, elections, forms, information returns and statements required to be filed with any taxing authority relating to Taxes;

     "Trustee" means the trustee to be chosen by Merge and Cedara, acting reasonably, to act as trustee under the Voting and Exchange Trust Agreement, being a corporation organized and existing under the laws of Canada and authorized to carry on the business of a trust company in all the provinces of Canada, and any successor trustee appointed under the Voting and Exchange Trust Agreement;

     "Voting and Exchange Trust Agreement" means an agreement to be made between Merge, Matsub and the Trustee in connection with the Plan of Arrangement substantially in the form and content of Schedule F annexed hereto, with such changes thereto as the parties hereto, acting reasonably, may agree; and

     "WBCL" means the Wisconsin Business Corporation Law.

1.2      Interpretation Not Affected by Headings, etc.

         The division of this Agreement into Articles, sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an "Article" or "section" followed by a number and/or a letter refer to the specified Article or section of this Agreement. The terms "this Agreement", "hereof", "herein" and "hereunder" and similar expressions refer to this Agreement (including the Schedules hereto) and not to any particular Article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3      Currency

         Unless otherwise specifically indicated, all sums of money referred to in this Agreement are expressed in lawful money of Canada.

1.4      Number, etc.

         Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders.

1.5      Date For Any Action

         In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.6      Entire Agreement

         This Agreement and the agreements and other documents herein referred to constitute the entire agreement between the parties hereto pertaining to the terms of the Arrangement and supersede all other prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties hereto with respect to the terms of the Arrangement.

1.7      Schedules

         The following Schedules are annexed to this Agreement and are hereby incorporated by reference into this Agreement and form part hereof:

         Schedule A - Affiliate's Letter
         Schedule B - Appropriate Regulatory Approvals
         Schedule C - Arrangement Resolution
         Schedule D - Plan of Arrangement
         Schedule E - Support Agreement
         Schedule F - Voting and Exchange Trust Agreement
         Schedule G - Certain Employment-Related Matters

1.8      Accounting Matters

         Unless otherwise stated, all accounting terms used in this Agreement in respect of Cedara shall have the meanings attributable thereto under Canadian generally accepted accounting principles and all determinations of an accounting nature in respect of Cedara required to be made shall be made in a manner consistent with Canadian generally accepted accounting principles, past practice and, to the extent (and only to the extent) required by applicable Laws, United States generally accepted accounting principles. Unless otherwise stated, all accounting terms used in this Agreement in respect of Merge shall have the meanings attributable thereto under United States generally accepted accounting principles and all determinations of an accounting nature required to be made in respect of Merge shall be made in a manner consistent with United States generally accepted accounting principles and past practice.

1.9      Knowledge

         Each reference herein to the knowledge of a party means, unless otherwise specified, the existing knowledge of such party without inquiry.

                                   ARTICLE 2
                                THE ARRANGEMENT

2.1      Implementation Steps by Cedara

         Cedara covenants in favour of the Merge Parties that Cedara shall:

   (a) subject to section 2.5, as soon as reasonably practicable after the SEC has informed Merge that it has no further comments with respect to or will not review the preliminary Circular, apply in a manner acceptable to the Merge Parties, acting reasonably, under section 182 of the OBCA for an order approving the Arrangement and for the Interim Order, and thereafter proceed with and diligently seek the Interim Order;

   (b) subject to section 2.5, convene and hold the Cedara Meeting for the purpose of considering the Arrangement Resolution (and for any other proper purpose as may be set out in the notice for such meeting and agreed to by Merge);

   (c) subject to obtaining the approvals as are required by the Interim Order, proceed with and diligently pursue the application to the Court for the Final Order; and

   (d) subject to obtaining the Final Order and the satisfaction or waiver of the other conditions herein contained in favour of each party, send to the Director, for endorsement and filing by the Director, the Articles of Arrangement and such other documents as may be required in connection therewith under the OBCA to give effect to the Arrangement.

2.2      Implementation Steps by Merge Parties

         The Merge Parties covenant in favour of Cedara that, on or prior to the Effective Date and subject to the satisfaction or waiver of the other conditions herein contained in favour of each such party:

   (a) Merge, Merge Newco and Matsub shall execute and deliver the Support Agreement;

   (b) Merge and Matsub shall execute and deliver the Voting and Exchange Trust Agreement;

   (c)   Merge shall issue to the Trustee the Special Voting Share; and

   (d) subject to Section 2.5, Merge shall convene and hold the Merge Meeting for the purpose of considering the Merge Matters.

2.3      Interim Order

         The notice of motion for the application referred to in section 2.1
(a) shall request that the Interim Order provide:

   (a) for the class of Persons to whom notice is to be provided in respect of the Arrangement and Cedara Meeting and for the manner in which such notice is to be provided;

   (b) that the requisite approval for the Arrangement Resolution shall be 66 2/3% of the votes cast on the Arrangement Resolution by Cedara Shareholders present in person or by proxy at the Cedara Meeting voting as a single class (such that each holder of Cedara Common Shares is entitled to one vote for each Cedara Common Share held and each holder of Cedara Options is entitled to one vote for each Cedara Common Share such holder would have received on a valid exercise of Cedara Options);

   (c) that, in all other respects, the terms, restrictions and conditions of the by-laws and articles of Cedara, including quorum requirements and all other matters, shall apply in respect of Cedara Meeting; and

   (d)   for the grant of the Dissent Rights.

2.4      Articles of Arrangement

         The Articles of Arrangement shall, with such other matters as are necessary to effect the Arrangement, and all as subject to the provisions of the Plan of Arrangement, provide substantially as follows:

   (a) each outstanding Cedara Common Share that is not held by a holder who has exercised its Dissent Rights and is ultimately entitled to be paid the fair value of Cedara Common Shares (other than Cedara Common Shares held by Merge or any Subsidiary or affiliate thereof), will be transferred by the holder thereof, at the holder's election, to Merge Newco in exchange for that number of fully paid and non-assessable Merge Common Shares or to Matsub in exchange for that number of fully paid and non-assessable Exchangeable Shares, as the case may be, equal to the Exchange Ratio, and the name of each such holder of Cedara Common Shares will be removed from the register of holders of Cedara Common Shares and added to the register of holders of Merge Common Shares or Exchangeable Shares, as the case may be, and Merge Newco or Matsub, as the case may be, will be recorded as the registered holder of such Cedara Common Shares so exchanged and will be deemed to be the legal and beneficial owner thereof; provided that, notwithstanding the foregoing, holders of Cedara Common Shares, who are not residents of Canada for the purposes of the Income Tax Act (Canada) will not be entitled to elect to receive Exchangeable Shares, and any such election otherwise made by any such holder shall be and be deemed to be an election to transfer their shares to Merge Newco and to receive Merge Common Shares;

   (b) each Cedara Common Share in respect of which no election has been made by the holder thereof, or in respect of which an effective election has not been made (other than (x) Cedara Common Shares held by Dissenting Shareholders who are ultimately entitled to be paid the fair value of Cedara Common Shares held by them and (y) Cedara Common Shares held by Merge or any Subsidiary or affiliate thereof which shall not be exchanged under the Arrangement and shall remain outstanding as Cedara Common Shares held by Merge or any Subsidiary or affiliate thereof) (i) in the case of a holder of a Cedara Common Share whose address as shown in the register of Cedara Common Shares is in Canada, will be deemed to be an Exchangeable Elected Share and will be transferred by the holder thereof, without any act or formality on its part, to Matsub in exchange for that number of fully paid and non-assessable Exchangeable Shares equal to the Exchange Ratio, and the name of each such holder of a Cedara Common Share will be removed from the register of holders of Cedara Common Shares and added to the register of holders of Exchangeable Shares and Matsub will be recorded as the registered holder of such Cedara Common Share so exchanged and will be deemed to be legal and beneficial owner of such Cedara Common Share, and (ii) in the case of a holder of a Cedara Common Share whose address as shown in the register of Cedara Common Shares is not in Canada, will be deemed not to be an Exchangeable Elected Share and will be transferred by the holder thereof, without any act or formality on its part, to Merge Newco in exchange for that number of fully paid and non-assessable Merge Shares equal to the Exchange Ratio, and the name of each such holder of a Cedara Common Share will be removed from the register of holders of Cedara Common Shares and added to the register of holders of Merge Shares and Merge Newco will be recorded as the registered holder of such Cedara Common Share so exchanged and will be deemed to be the legal and beneficial owner of such Cedara Common Share;

   (c) each Cedara Option shall be exchanged for an option (a "Replacement Option") to purchase that number of Merge Common Shares equal to the number of Cedara Common Shares subject to such Cedara Option multiplied by the Exchange Ratio (rounded down to the nearest whole share), with the exercise price thereof being adjusted by dividing the exercise price of the Cedara Option by the Exchange Ratio (rounded up to the nearest whole cent) and then multiplying the result by the noon spot exchange rate on the Effective Date for Canadian dollars to United States dollars as reported by the Bank of Canada or, in the event such spot exchange rate is not available, such spot exchange rate on such date as may be deemed by the Board of Directors of Merge to be appropriate for such purpose. Except as set forth in the preceding sentence and in Schedule G attached hereto, the terms and conditions applicable to each Replacement Option shall be identical to the terms and provisions of the Cedara Option for which it was exchanged and the rights of the holder of each such Replacement Option shall be identical to those possessed by the holder of the Cedara Option for which it was exchanged.

2.5      Joint Proxy Statement / Circular

         As promptly as practicable after the execution and delivery of this Agreement, (i) Merge and Cedara shall prepare the Circular and all other required documents prepared in conformity with the requirements of the Securities Act, the 1933 Act, the Exchange Act and other applicable Laws in connection with the Arrangement and the Merge Matters, and (ii) Merge shall file the Circular with the SEC as a preliminary proxy statement on Schedule 14A promulgated under the US Securities Exchange Act of 1934, as amended (the "Exchange Act") to be sent to each holder of Merge Common Shares relating to the Merge Meeting. As promptly as practicable after the SEC shall have definitively indicated that it has no further comments on the Circular, Cedara shall cause the Circular and other documentation required in connection with the Cedara Meeting to be sent to each holder of Cedara Common Shares and Cedara Options and filed as required by the Interim Order and applicable Laws and Merge shall mail the Circular and other documentation required in connection with the Merge Meeting to each holder of Merge Common Shares.

2.6      Securities Compliance

   (a) Merge shall use all reasonable efforts to obtain all orders required from the applicable Canadian securities authorities to permit the issuance and first resale of (a) the Exchangeable Shares and Merge Common Shares issued pursuant to the Arrangement, (b) the Merge Common Shares issued upon exchange of the Exchangeable Shares from time to time and (c) the Merge Common Shares issued from time to time upon the exercise of the Replacement Options, in each case without qualification with or approval of or the filing of any prospectus or similar document, or the taking of any proceeding with, or the obtaining of any further order, ruling or consent from, any Governmental Entity or regulatory authority under any Canadian federal, provincial or territorial securities or other Laws or pursuant to the rules and regulations of any regulatory authority administering such Laws, or the fulfillment of any other legal requirement in any such jurisdiction (other than, with respect to such first resales, any restrictions on transfer by reason of, among other things, a holder being a "control person" of Merge or Cedara for purposes of Canadian federal, provincial or territorial securities
         Laws).

   (b) As promptly as practicable (but no later than 30 days) after the Effective Date, Merge shall prepare and file a registration statement on Form S-3 (or other applicable form) (the "Form S-3"), in order to register under the 1933 Act the Merge Common Shares to be issued from time to time after the Effective Time upon exchange of the Exchangeable Shares. Merge shall use reasonable efforts to cause the Form S-3 to become effective and to maintain the effectiveness of such registration for the period that the Exchangeable Shares remain outstanding. Merge does not undertake to file a separate registration statement to register the sale of Merge Common Shares by affiliates of Cedara pursuant to Rule 145 promulgated under the 1933 Act.

   (c) As promptly as practicable after the Effective Date, Merge shall file either a registration statement on Form S-8 (or other applicable form) or an amendment to its existing registration statement on Form S-8 (the "Form S-8") in order to register under the 1933 Act those Merge Common Shares to be issued from time to time after the Effective Time upon the exercise of the Replacement Options.

   (d) Cedara and Merge shall take all such steps as may be required to cause the transactions contemplated by Article 2 and any other dispositions of Cedara equity securities and/or acquisitions of Merge equity securities (including, in each case derivative securities) in connection with this Agreement or the transactions contemplated hereby by any individual who is a director or officer of Cedara, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

2.7      Preparation of Filings

   (a)   Merge and Cedara shall cooperate in:

         (i) the preparation of any application for the orders and the preparation of any required registration statements and any other documents reasonably deemed by Merge or Cedara to be necessary to discharge their respective obligations under United States and Canadian federal, provincial, territorial or state securities Laws in connection with the Arrangement and the other transactions contemplated hereby;

         (ii) the taking of all such action as may be required under any applicable United States and Canadian federal, provincial, territorial or state securities Laws (including "blue sky laws") in connection with the issuance of the Exchangeable Shares and the Merge Common Shares in connection with the Arrangement or the exercise of the Replacement Options; provided, however, that with respect to the United States "blue sky" and Canadian provincial qualifications neither Merge nor Cedara shall be required to register or qualify as a foreign corporation or to take any action that would subject it to service of process in any jurisdiction where such entity is not now so subject, except as to matters and transactions arising solely from the offer and sale of the Exchangeable Shares and the Merge Common Shares; and

         (iii) the taking of all such action as may be required under the OBCA, the 1933 Act, the Exchange Act and the laws of the State of Wisconsin in connection with the transactions contemplated by this Agreement and the Plan of Arrangement.

   (b) Each of Merge and Cedara shall furnish to the other all such information concerning it and its shareholders as may be required (and, in the case of its shareholders, available to it) for the effectuation of the actions described in sections 2.5 and 2.6 and the foregoing provisions of this section 2.7, and each covenants that no information furnished by it (to its knowledge in the case of information concerning its shareholders) in connection with such actions or otherwise in connection with the consummation of the Arrangement and the other transactions contemplated by this Agreement will contain any untrue statement of a material fact or omit to state a material fact required to be stated in any such document or necessary in order to make any information so furnished for use in any such document not misleading in the light of the circumstances in which it is furnished. Unless Merge consents, the financial statements of Cedara for the year ended June 30, 2004 (the "Cedara 2004 Financial Statements") to be included in the Circular or any other document filed pursuant to this Article II shall not contain any changes from the Cedara 2004 Financial Statements which are the subject of the representations and warranties set forth in Section 3.1(g) which, if the changes had been known at the time of certification, would have prohibited the Chief Executive Officer and Chief Financial Officer of Cedara from making the certification under Section 302 of SOX relating to the financial statements actually filed at such time and not reflecting such changes, and unless Cedara consents, the financial statements of Merge for the year ended December 31, 2003 (the "Merge 2003 Financial Statements") to be included in the Circular or any other document filed pursuant to this Article II shall not contain any changes from the Merge 2003 Financial Statements which are the subject of the representations and warranties set forth in Section 3.2(g) which, if the changes had been known at the time of certification, would have prohibited the Chief Executive Officer and Chief Financial Officer of Merge from making the certification under Section 302 of SOX relating to the financial statements actually filed at such time and not reflecting such changes.

   (c) Merge and Cedara shall each promptly notify the other if at any time before or after the Effective Time it becomes aware that the Circular or an application for an order or a registration statement described in section 2.6 contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Circular or such application or registration statement. In any such event, Merge and Cedara shall cooperate in the preparation of a supplement or amendment to the Circular or such other document, as required and as the case may be, and, if required, shall cause the same to be distributed to shareholders of Merge or Cedara and/or filed with the relevant securities regulatory authorities.

   (d) Cedara shall ensure that the Circular complies with all applicable Laws and, without limiting the generality of the foregoing, that the Circular does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than with respect to any information relating to and provided by the Merge Parties or any third party that is not an affiliate of Cedara). Without limiting the generality of the foregoing, Cedara shall ensure that the Circular provides holders of Cedara Common Shares with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at Cedara Meeting and Merge shall provide all information regarding it necessary to do so.

   (e) Merge shall ensure that the Circular, the Form S-3 and the Form S-8 comply with all applicable Laws and, without limiting the generality of the foregoing, that such documents do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than with respect to any information relating to and provided by Cedara or any third party that is not an affiliate of Merge) and Cedara shall provide all information regarding it necessary to do so.

                                   ARTICLE 3
                        REPRESENTATIONS AND WARRANTIES

3.1      Representations and Warranties of Cedara

         Cedara represents and warrants to and in favour of the Merge Parties as follows, subject to such exceptions as are specifically disclosed in writing in the Cedara Disclosure Letter (each of which exceptions shall indicate the paragraph or subparagraph of this Section 3.1 to which it applies, and which shall only qualify such indicated paragraph or subparagraph), and acknowledges that the Merge Parties are relying upon such representations and warranties in connection with the matters contemplated by this Agreement:

   (a)   Organization.

         (i) Each of Cedara and the Cedara Material Subsidiaries has been duly incorporated or formed under all applicable Laws, is validly subsisting and has full corporate or legal power and authority to own its properties and conduct its businesses as currently owned and conducted. All of the outstanding shares and other ownership interests of the Cedara Material Subsidiaries which are held directly or indirectly by Cedara are validly issued, fully paid and non-assessable and all such shares and other ownership interests are owned directly or indirectly by Cedara, free and clear of all material liens, claims or encumbrances, except as set forth in Section 3.1(a) of the Cedara Disclosure Letter or pursuant to restrictions on transfers contained in constating documents, and except as aforesaid there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any such shares or other ownership interests in any of the Cedara Material Subsidiaries. Cedara has disclosed in Section 3.1(a) of the Cedara Disclosure Letter the names and jurisdictions of incorporation of each of the Cedara Material Subsidiaries.

         (ii) Neither Cedara nor any Cedara Material Subsidiary has any minority interest in any other corporation or entity, which minority interest is material in relation to the consolidated financial position of Cedara.

   (b) Capitalization. The authorized capital of Cedara consists of an unlimited number of Common Shares. As of January 14, 2005 there were 31,842,973 Cedara Common Shares issued and outstanding, and 5,700,000 Cedara Common Shares were reserved, in the aggregate, for issuance in respect of Cedara Options. As of January 14, 2005, Cedara had outstanding options under the Cedara Stock Option Plan permitting the holders thereof to purchase 3,451,517 Cedara Common Shares in the aggregate. Except as described in the preceding sentences of this section 3.1(b) and in section 3.1(a)(i), there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating Cedara or any Cedara Material Subsidiary to issue or sell any shares of Cedara or any of the Cedara Material Subsidiaries or securities or obligations of any kind convertible into or exchangeable for any shares of Cedara, any Cedara Material Subsidiary or any other Person, nor is there outstanding any stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or any other attribute of Cedara or any Subsidiary. Except as set forth in Section 3.1(b) of the Cedara Disclosure Letter, there have been no Cedara Common Shares issued or purchased for cancellation since September 30, 2004. All outstanding Cedara Common Shares have been duly authorized and are validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights. There are no outstanding bonds, debentures or other evidences of indebtedness of Cedara or any Subsidiary having the right to vote (or that are convertible for or exercisable into securities having the right to vote) with the holders of Cedara Common Shares on any matter. Except as set forth in Section 3.1(b) of the Cedara Disclosure Letter, there are no outstanding contractual obligations of Cedara or any of the Cedara Material Subsidiaries to repurchase, redeem or otherwise acquire any of its outstanding securities or with respect to the voting or disposition of any outstanding securities of any of the Cedara Material Subsidiaries.

   (c)   Authority and No Violation.

         (i) Cedara has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Cedara and the consummation by Cedara of the transactions contemplated by this Agreement have been duly authorized by its Board of Directors and no other corporate proceedings on its part are necessary to authorize this Agreement, or the transactions contemplated hereby other than:

                (A) with respect to the Circular and other matters relating solely thereto, including the implementation of the Arrangement, the approval of the Board of Directors of Cedara; and

                (B) with respect to the completion of the Arrangement, the approval of the holders of Cedara Common Shares and Cedara Options, voting as a single class.

         (ii) This Agreement has been duly executed and delivered by Cedara and constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other applicable Laws affecting creditors' rights generally, and to general principles of equity and to the fact that the Currency Act (Canada) precludes a court in Canada from giving judgment in any currency other than Canadian currency.

         (iii) The Board of Directors of Cedara has (A) determined that the Arrangement is fair to the holders of Cedara Common Shares and is in the best interests of Cedara, (B) received an opinion from Genuity Capital Markets to the effect that, as of the date of this Agreement, the Exchange Ratio is fair from a financial point of view to the holders of Cedara Common Shares and (C) determined to recommend that the holders of Cedara Common Shares vote in favour of the Arrangement. Cedara is not subject to a shareholder rights plan or "poison pill" or similar plan.

         (iv) The approval of this Agreement, the execution and delivery by Cedara of this Agreement and the performance by it of its obligations hereunder and the completion of the Arrangement and the transactions contemplated thereby, will not, except as disclosed in Section 3.1(c) of the Cedara Disclosure Letter:

                (A) result in a violation or breach of, require any consent to be obtained under or give rise to any termination, purchase or sale rights or payment obligation under any provision of:

                      (I) its or any Cedara Material Subsidiary's certificate of incorporation, articles, by-laws or other charter documents, including any unanimous shareholder agreement or any other agreement or understanding relating to ownership of shares or other interests or to corporate governance with any party holding an ownership interest in any Cedara Material Subsidiary;

                      (II) subject to obtaining the Appropriate Regulatory Approvals relating to Cedara, any Laws, judgment or decree except to the extent that the violation or breach of, or failure to obtain any consent under, any Laws, judgment or decree would not, individually or in the aggregate, have a Material Adverse Effect on Cedara ; or

                      (III) subject to obtaining the Appropriate Regulatory Approvals relating to Cedara and except as would not, individually or in the aggregate, have a Material Adverse Effect on Cedara, any material contract, agreement, license, franchise or permit to which Cedara or any Cedara Material Subsidiary is party or by which it is bound or subject or is the beneficiary;

                (B) give rise to any right of termination or acceleration of indebtedness of Cedara or any Subsidiary, or cause any such indebtedness to come due before its stated maturity or cause any available credit of Cedara or any Subsidiary to cease to be available other than as would not, individually or in the aggregate, have a Material Adverse Effect on Cedara;

                (C) except as would not, individually or in the aggregate, have a Material Adverse Effect on Cedara, result in the imposition of any encumbrance, charge or lien upon any of its assets or the assets of any Cedara Material Subsidiary, or restrict, hinder, impair or limit the ability of Cedara or any Cedara Material Subsidiary to carry on the business of Cedara or any Cedara Material Subsidiary as and where it is now being carried on; or

                (D) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director or employee of Cedara or any Subsidiary or increase any benefits otherwise payable under any Cedara Plan or result in the acceleration of time of payment or vesting of any such benefits, including the time of exercise of stock options.

         No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity is required to be obtained by Cedara and its Subsidiaries in connection with the execution and delivery of this Agreement or the consummation by Cedara of the transactions contemplated hereby other than (A) any approvals required by the Interim Order, (B) the Final Order, (C) filings with the Director under the OBCA, (D) the Appropriate Regulatory Approvals relating to Cedara and (E) any other consents, approvals, orders, authorizations, declarations or filings of or with a Governmental Entity which, if not obtained, would not, individually or in the aggregate, have a Material Adverse Effect on Cedara.

   (d) No Defaults. Subject to obtaining the Appropriate Regulatory Approvals relating to Cedara and except as disclosed in Section 3.1(d) of the Cedara Disclosure Letter, neither Cedara nor any of its Subsidiaries is in default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute such a default under, any contract, agreement, license or franchise to which it is a party which would, if terminated due to such default, cause a Material Adverse Effect.

   (e) Absence of Certain Changes or Events. Except as disclosed in Section 3.1(e) of the Cedara Disclosure Letter or Publicly Disclosed by Cedara, from September 30, 2004 through to the date hereof each of Cedara and the Cedara Material Subsidiaries has conducted its business only in the ordinary and regular course of business consistent with past practice and there has not occurred:

         (i)    a Material Adverse Change with respect to Cedara;

         (ii) any damage, destruction or loss, whether covered by insurance or not, that would reasonably be expected to have a Material Adverse Effect on Cedara;

         (iii) any redemption, repurchase or other acquisition of Cedara Common Shares by Cedara or any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to Cedara Common Shares;

         (iv) any material increase in or modification of the compensation payable or to become payable by it to any of its directors or officers, or any grant to any such director or officer of any increase in severance or termination pay;

         (v) any increase in or modification of any bonus, pension, insurance or benefit arrangement (including the granting of stock options, restricted stock awards or stock appreciation rights) made to, for or with any of its directors or officers;

         (vi) any acquisition or sale of its property or assets aggregating 10% or more of Cedara's total consolidated property and assets as at June 30, 2004, other than in the ordinary and regular course of business consistent with past practice;

         (vii) any entering into, amendment of, relinquishment, termination or non-renewal by it of any material contract, agreement, license, franchise, lease transaction, commitment or other right or obligation, other than in the ordinary and regular course of business consistent with past practice;

         (viii) any resolution to approve a split, combination or reclassification of any of its outstanding shares;

         (ix)   any change in its accounting methods, principles or practices;
                or

         (x) any agreement or arrangement to take any action which, if taken prior to the date hereof, would have made any representation or warranty set forth in this Agreement materially untrue or incorrect as of the date when made.

   (f)   Employment Matters.

         (i) Except as set forth in Section 3.1(f) of the Cedara Disclosure Letter, neither Cedara nor any Cedara Material Subsidiary is a party to any written or oral policy, agreement, obligation or understanding providing for severance or termination payments to, or any employment agreement with, any director or officer.

         (ii) Except as set forth in Section 3.1(f) of the Cedara Disclosure Letter, neither Cedara nor any Cedara Material Subsidiary is a party to any collective bargaining agreement nor subject to any application for certification or, to the knowledge of Cedara, threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement nor are there any current, pending or, to the knowledge of Cedara, threatened strikes or lockouts at Cedara or any Cedara Material Subsidiary that would, individually or in the aggregate, have a Material Adverse Effect on Cedara.

         (iii) Neither Cedara nor any Cedara Material Subsidiary is subject to any claim for wrongful dismissal, constructive dismissal or any other tort claim, actual or, to the knowledge of Cedara, threatened, or any litigation, actual or, to the knowledge of Cedara, threatened, relating to employment or termination of employment of employees or independent contractors, other than those claims or such litigation as would, individually or in the aggregate, not have a Material Adverse Effect on Cedara.

         (iv) Cedara and all Cedara Material Subsidiaries have operated in accordance with all applicable Laws with respect to employment and labour, including, but not limited to, employment and labour standards, occupational health and safety, employment equity, pay equity, workers' compensation, human rights and labour relations and there are no current, pending or, to the knowledge of Cedara, threatened proceedings before any board or tribunal with respect to any of the above areas, other than where the failure to so operate or such proceedings which, individually or in the aggregate, would not have a Material Adverse Effect on Cedara.

   (g) Financial Statements. The audited consolidated financial statements for Cedara as at and for each of the 12-month periods ended June 30, 2004, 2003 and 2002, and the unaudited consolidated financial statements for the three-month period ended September 30, 2004 have been prepared in accordance with Canadian generally accepted accounting principles and, to the extent required by applicable Laws, United States generally accepted accounting principles (in each case subject, in the case of such unaudited financial statements, to the absence of notes and to year-end adjustments), the requirements of applicable Governmental Entities and applicable securities Laws. The audited consolidated financial statements for eMed as at and for each of the 12-month periods ended December 31, 2003, 2002 and 2001, and the unaudited consolidated financial statements of eMed for the nine-month period ended September 30, 2004 have been prepared in accordance with United States generally accepted accounting principles (subject, in the case of such unaudited financial statements, to the absence of notes and to year-end adjustments), the requirements of applicable Governmental Entities and applicable securities Laws. All financial statements referenced in this Section 3.1(g) present fairly, in all material respects, the consolidated financial position and results of operations of Cedara and its Subsidiaries or of eMed, as the case may be, as of the respective dates thereof and for the respective periods covered thereby, subject, in the case of such unaudited financial statements, to year-end adjustments.

   (h) Books and Records. The books, records and accounts of Cedara and its Subsidiaries, in all material respects, (i) have been maintained in accordance with good business practices on a basis consistent with prior years, and in compliance with the requirements of SOX (as defined in Section 3.1(m)), (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and dispositions of the assets of Cedara and its Subsidiaries; and (iii) accurately and fairly reflect the basis for Cedara consolidated financial statements. Cedara has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management's general or specific authorization; and (ii) transactions are recorded as necessary (A) to permit preparation of financial statements in conformity with Canadian generally accepted accounting principles or any other criteria applicable to such statements and (B) to maintain accountability for assets. Cedara (i) maintains a system of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) with respect to the business of Cedara and its Subsidiaries, and (ii) management of Cedara has assessed Cedara's internal control over financial reporting in the manner and to the extent required by applicable Law. As of the end of the most recent fiscal year for which Cedara is required by Item 308 of Regulation S-K to prepare a management's annual report on internal control over financial reporting, if any, there is no significant deficiency or material weaknesses in the design or operation of Cedara's internal control over financial reporting and, to the knowledge of Cedara, the attestation report of Cedara's auditors for such fiscal year will not indicate a significant deficiency or material weakness in the design or operation of Cedara's internal control over financial reporting.

   (i) Litigation, Etc. Except as set forth in Section 3.1(i) of the Cedara Disclosure Letter or Publicly Disclosed by Cedara, there is no claim, action, proceeding or investigation (including any native land claims) pending or, to the knowledge of Cedara, threatened against Cedara or any Cedara Material Subsidiary before any court or Governmental Entity that would reasonably be expected to have a Material Adverse Effect on Cedara, or prevent or materially delay consummation of the transactions contemplated by this Agreement or the Arrangement. Neither Cedara nor any Cedara Material Subsidiary, nor their respective assets and properties, is subject to any outstanding judgment, order, writ, injunction or decree that has had or is reasonably likely to have a Material Adverse Effect on Cedara or that would prevent or materially delay consummation of the transactions contemplated by this Agreement or the Arrangement.

   (j) Environmental. Except for any matters that, individually or in the aggregate, would not have a Material Adverse Effect on Cedara, all operations of Cedara and the Cedara Material Subsidiaries have been conducted, and are now, in compliance with all Environmental Laws; and Cedara and the Cedara Material Subsidiaries are in possession of, and in compliance with, all permits, authorizations, certificates, registrations, approvals and consents necessary under Environmental Laws to own, lease and operate their properties and conduct their respective businesses as they are now being conducted or as proposed to be conducted.

   (k) Tax Matters. Except as set forth in Section 3.1(k) of the Cedara Disclosure Letter:

         (i) Cedara and each of its Subsidiaries have filed, or caused to be filed, all material Tax Returns required to be filed by them (all of which returns were correct and complete in all material respects) and have paid, or caused to be paid, all material amounts of Taxes shown to be due and payable thereon, and Cedara's most recently published financial statements contain an adequate provision in accordance with generally accepted accounting principles for all material amounts of Taxes payable in respect of each period covered by such financial statements and all prior periods to the extent such Taxes have not been paid, whether or not due and whether or not shown as being due on any Tax Returns. Cedara and each of its Subsidiaries have made adequate provision in accordance with generally accepted accounting principles in their books and records for any material amounts of Taxes accruing in respect of any accounting period which has ended subsequent to the period covered by such financial statements.

         (ii) Neither Cedara nor any Subsidiary has received any written notification that any issues involving a material amount of Taxes have been raised (and are currently pending) by the Canada Revenue Agency, the United States Internal Revenue Service, or any other taxing authority, including, without limitation, any sales tax authority, in connection with any of the Tax Returns referred to above and no waivers of statutes of limitations have been given or requested with respect to Cedara or any Cedara Material Subsidiary. All liability of Cedara and the Cedara Material Subsidiaries for income taxes has been assessed (but may not have been audited) for all fiscal years up to and including the fiscal year ended June 30, 2003 (except that with respect to eMed, such liability has been assessed for all fiscal years up to and including the fiscal year ended December 31, 2003). To the best of the knowledge of Cedara, there are no proposed in writing (but unassessed) additional Taxes involving a material amount of Taxes and none has been asserted in writing. No Tax liens with an aggregate amount of greater than US$10,000 have been filed for material amounts of Taxes. Neither Cedara nor any of its Subsidiaries is a party to any Tax sharing or other similar agreement or arrangement of any nature with any other person pursuant to which Cedara or any of its Subsidiaries has or could have any material liabilities in respect of Taxes. Cedara has not made an election under Section 897(i) of the United States Internal Revenue Code (the "Code") to be treated as a domestic corporation for purposes of Sections 897, 1445 and 6039C of the Code.

         (iii) Cedara and each of its Subsidiaries have properly withheld and remitted all amounts greater than US$25,000 required to be withheld and/or remitted and have paid such amounts to the appropriate authority on a timely basis and in the form required by the appropriate legislation.

         (iv) To the knowledge of Cedara, no assessment, reassessment, audit or investigation by any governmental agency is under way, threatened or proposed with respect to a material amount of Taxes for which Cedara or any of its Subsidiaries could be liable, in whole or in part.

         (v) The Shares of Cedara do not constitute foreign property for purposes of the Income Tax Act (Canada).

         (vi) The paid-up capital for purposes of the Income Tax Act (Canada) of Cedara is not less than Cdn.$20,000,000.

         (vii) For purposes of this section 3.1(k), the term "material amount of Taxes" shall mean US$500,000 or more.

   (l)   Pension and Employee Benefits.

         (i) Section 3.1(l) of the Cedara Disclosure Letter sets forth a list of all employee benefit, health, welfare, supplemental unemployment benefit, bonus, pension, profit sharing, deferred compensation, stock compensation, stock purchase, retirement, hospitalization insurance, medical, dental, legal, disability and similar plans or arrangements or practices, whether written or oral, which are maintained, sponsored or contributed to by Cedara and/or a Cedara Material Subsidiary or with respect to which Cedara and/or a Cedara Material Subsidiary participates or has any liability or obligation (collectively referred to as the "Cedara Plans"). Section 3.1(l) of the Cedara Disclosure Letter states: (A) which of Cedara Plans constitute "employee pension benefit plans" (as defined in section 3(2) of the United States Employee Retirement Income Security Act of 1974, as amended ("ERISA")) or "employee welfare benefit plans" (as defined in section 3(1) of ERISA); or (B) "registered pension plans" for purposes of the Income Tax Act (Canada).

         (ii) No step has been taken, no event has occurred and no condition or circumstance exists that has resulted in or could reasonably be expected to result in any Cedara Plan being ordered or required to be terminated or wound up in whole or in part or having its registration under applicable Laws refused or revoked, or being placed under the administration of any trustee or receiver or regulatory authority or being required to pay any material Taxes, fees, penalties or levies under applicable Laws. There are no actions, suits, claims (other than routine claims for payment of benefits in the ordinary course), trials, demands, investigations, arbitrations or other proceedings which are pending or threatened in respect of any of Cedara Plans or their assets which individually or in the aggregate would have a Material Adverse Effect on Cedara or a Cedara Material Subsidiary. Further, there exists no state or facts which after notice or lapse of time or both could reasonably be expected to give rise to any such action, suit, claim, trial, demand, investigation, arbitration or other proceeding.

         (iii) Cedara has made available to Merge true, correct and complete copies of all of Cedara Plans as amended (or, in the case of any unwritten Cedara Plan, a description thereof) together with all related documentation including, without limitation, funding agreements, actuarial reports, funding and financial information returns and statements and material correspondence with regulatory authorities with respect to each Cedara Plan, and current plan summaries, booklets and personnel manuals. Cedara has made available to Merge a true and complete copy of the most recent annual report on Form 5500 filed with the United States Internal Revenue Service with respect to each Cedara Plan in respect of which such a report was required.

         (iv) Other than as disclosed in Section 3.1(l) of the Cedara Disclosure Letter, all of the Cedara Plans are and have been established, registered, qualified, invested and administered, in all material respects, in accordance with all applicable Laws, and in accordance with their terms and the terms of agreements between Cedara and/or a Cedara Material Subsidiary, as the case may be, and their respective employees. To the knowledge of Cedara, no fact or circumstance exists that could adversely affect the existing tax status of a Cedara Plan.

         (v) All obligations of Cedara or a Cedara Subsidiary regarding Cedara Plans have been satisfied in all material respects. All contributions or premiums required to be made by Cedara and/or a Cedara Material Subsidiary, as the case may be, under the terms of each Cedara Plan or by applicable Laws have been made in a timely fashion in accordance with applicable Laws and the terms of the Cedara Plans. All liabilities of Cedara and the Cedara Material Subsidiaries (whether accrued, absolute, contingent or otherwise) related to the Cedara Plans have been fully and accurately disclosed in accordance with GAAP in Cedara's financial statements.

         (vi) Other than as set forth in Section 3.1(l) of the Cedara Disclosure Letter or Publicly Disclosed by Cedara, each Cedara Plan is fully insured or fully funded and in good standing with such regulatory authorities as may be applicable pursuant to the actuarial assumptions in and, as of the date hereof, no notice of under-funding, non-compliance, failure to be in good standing or otherwise has been received by Cedara or its Subsidiaries from any such regulatory authority.

         (vii) There have been no improper withdrawals, applications or transfers of assets from any Cedara Plan or the trusts or other funding media relating thereto that remain outstanding and unremedied, and neither Cedara, nor any Cedara Subsidiary, nor any of their respective agents has been in breach of any fiduciary obligation with respect to the administration of Cedara Plans or the trusts or other funding media relating thereto.

         (viii) No insurance policy or any other contract or agreement affecting any Cedara Plan requires or permits a retroactive increase in premiums or payments due thereunder.

         (ix) All Cedara Plans intended to be tax-qualified in the United States have been the subject of determination letters from the United States Internal Revenue Service to the effect that such Cedara Plans are qualified and exempt from United States Federal income taxes under sections 401(a) and 501(a), respectively, of the Code, and no such determination letter has been revoked nor, to the knowledge of Cedara, has revocation been threatened, nor has any such Cedara Plan been amended since the date of its most recent determination letter or application therefor in any respect that would adversely affect its qualification or materially increase its costs and, to the knowledge of Cedara, nothing has occurred since the date of such letter that could reasonably be expected to affect the qualified status of such plan.

         (x) Except as set forth in Section 3.1(l) of the Cedara Disclosure Letter, no amount that could be received (whether in cash or property or the vesting of property) as a result of the transactions contemplated by this Agreement or the Arrangement by any employee, officer or director of Cedara or any of its affiliates who is a "disqualified individual" (as such term is defined in proposed United States Treasury Regulation Section 1.280G-1) under any employment, severance or termination agreement, other compensation arrangement or Cedara Plan currently in effect will fail to be deductible for United States federal income tax purposes by virtue of Section 280G of the Code.

         (xi) Except as set forth in Section 3.1(l) of the Cedara Disclosure Letter, none of Cedara Plans is a "multiemployer plan" within the meaning of section 4001(a)(3) of ERISA or any other applicable Laws, nor has Cedara or any Cedara Subsidiary been obligated to contribute to any such multiemployer plan at any time within the past five years.

         (xii) Except as set forth in Section 3.1(l) of the Cedara Disclosure Letter, none of the Cedara Plans provides for payment of a benefit, the increase of a benefit amount, the payment of a contingent benefit or the acceleration of the payment or vesting of a benefit by reason of the execution of or the consummation of the transactions contemplated by this Agreement or the Arrangement.

   (m) Reports. Cedara has on a timely basis filed all forms, reports, and documents required to be filed by it with the OSC under the Securities Act and the SEC under the Exchange Act since July 1, 2002. Section 3.1(m) of the Cedara Disclosure Letter lists and (except to the extent available in full without redaction on the SEC's web site through the Electronic Data Gathering, Analysis and Retrieval System ("EDGAR") two days prior to the date of this Agreement) Cedara has delivered to Merge true and complete copies in the form filed with the SEC of (i) Cedara's Annual Reports on Forms 20-F or 40-F, as applicable, for each fiscal year of the Company ending on or after June 30, 2002; (ii) its Reports on Form 6-K filed with the SEC for the periods ended on or after June 30, 2002; (iii) all certifications and statements required by (A) Rule 13a-14 or 15d-14 under the Exchange Act or (B) 18 U.S.C. ss. 1350 (Section 906 of the Sarbanes-Oxley Act of 2002 ("SOX")) with respect to any report referred to in clause (i) or (ii) above; (iv) all other forms, reports, registration statements, and other documents (other than preliminary materials if the corresponding definitive materials have been provided to Merge pursuant to this Section 3.1(m)) filed by Cedara with the SEC since the beginning of the first fiscal year referred to in clause (i) above (the forms, reports, registration statements, and other documents referred to in clauses (i), (ii),
         (iii) and (iv) above are, collectively, the "Cedara SEC Reports" and, to the extent available in full without redaction on the SEC's web site through EDGAR two days prior to the date of this Agreement, are, collectively, the "Filed Cedara SEC Reports"); and (v) all comment letters received by Cedara from the staff of the SEC since July 1, 2002, and all responses to such comment letters by or on behalf of Cedara. All statements made in the certifications and statements referred to in clause (iii) above are accurate. The Cedara SEC Reports
         (x) were prepared in accordance with the requirements of the Exchange Act and the rules and regulations thereunder and (y) did not at the time they were filed with the SEC contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. No Cedara Subsidiary is or has been required to file any form, report, registration statement, or other document with the OSC, SEC or any state or other provincial securities regulatory authority. The Company maintains disclosure controls and procedures as required by Rule 13a-15 or 15d-15 under the Exchange Act. Section 3.1(m) of the Cedara Disclosure Letter lists, and Cedara has delivered to Merge, true and complete copies of all written descriptions of and all policies, manuals, and other documents promulgating such disclosure controls and procedures. Except as disclosed in Filed Cedara SEC Reports, each director and executive officer of Cedara has filed with the SEC on a timely basis complete and accurate versions of all statements in respect of Cedara required by Section 16(a) of the Exchange Act and the rules and regulations thereunder since July 1, 2002. As used in this Section 3.1(m), the term "filed" shall be broadly construed to include any manner in which a document or information is furnished, supplied, or otherwise made available to the SEC. Cedara has not filed any confidential material change report with the OSC or any other securities authority or regulatory or any stock exchange or other self-regulatory authority which at the date hereof remains confidential.

   (n) Compliance with Laws. Except as disclosed in Section 3.1(n) of the Cedara Disclosure Letter or Publicly Disclosed by Cedara, Cedara and the Cedara Subsidiaries have complied with and are not in violation of any applicable Laws, orders, judgments and decrees other than non-compliance or violations which would not, individually or in the aggregate, have a Material Adverse Effect on Cedara. Without limiting the generality of the foregoing, all securities of Cedara (including, all options, rights or other convertible or exchangeable securities) have been issued in compliance, in all material respects, with all applicable securities Laws and all securities to be issued upon exercise of any such options, rights and other convertible or exchangeable securities will, if issued pursuant to the terms of the documents governing such options, rights and other convertible or exchangeable securities, be issued in compliance with all applicable securities Laws. Cedara is in compliance with all applicable listing requirements and standards of Nasdaq and The Toronto Stock Exchange.

   (o) Regulatory Matters. Except as disclosed in Section 3.1(o) of the Cedara Disclosure Letter or Publicly Disclosed by Cedara: (i) all operations of Cedara and the Cedara Material Subsidiaries have been conducted, and are now, in compliance with all Health Laws; and (ii) Cedara and each Cedara Subsidiary has and is in compliance with all necessary licenses and permits, including without limitation from Health Canada and the U.S. Food and Drug Administration necessary under Health Laws to conduct their respective businesses as they are now being conducted, other than non-compliance or violations which would not, individually or in the aggregate, have a Material Adverse Effect on Cedara. Neither Cedara nor any Cedara Material Subsidiary is aware of any Health Laws to which Cedara or such Cedara Material Subsidiary is subject which requires or may require any work, repairs, construction, change in business practices or operations, or expenditures, including capital expenditures for facility upgrades. Neither Cedara nor any Cedara Material Subsidiary is aware of any demand, notice or inspection report with respect to the breach of or liability under any Health Laws applicable to Cedara or any Subsidiary.

   (p) Restrictions on Business Activities. Except as set forth in Section 3.1(p) of the Cedara Disclosure Letter or Publicly Disclosed by
         Cedara, there is no agreement, judgment, injunction, order or decree binding upon Cedara or any Cedara Subsidiary that has or could reasonably be expected to have the effect of prohibiting, restricting or materially impairing any business practice of Cedara or any Cedara Material Subsidiary, any acquisition of property by Cedara or any Cedara Material Subsidiary or the conduct of business by Cedara or any Cedara Material Subsidiary as currently conducted other than such agreements, judgments, injunctions, orders or decrees which would not, individually or in the aggregate, have a Material Adverse Effect on Cedara.

   (q) Material Suppliers and Customers. Except as disclosed in Section 3.1(q) of the Cedara Disclosure Letter, there is no single supplier or customer of Cedara or its Subsidiaries, the loss of which would have a Material Adverse Effect on Cedara.

   (r)   Intellectual Property.

         (i) Cedara or a Cedara Subsidiary owns or has the right to use pursuant to valid license, sublicense, contract or permission all Intellectual Property necessary or desirable for its operations as presently conducted. Each item of Intellectual Property owned or used by Cedara or a Cedara Subsidiary immediately prior to the Closing will continue to be owned or available for use by Cedara on identical terms and conditions immediately subsequent to the Closing. The execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby and thereby, will not (A) constitute a breach of any instrument or contract governing any Intellectual Property, (B) cause the forfeiture or termination or give rise to a right of forfeiture or termination of any Intellectual Property or (C) impair the right of Cedara or Merge or their respective Subsidiaries to use, sell or license any Intellectual Property or portion thereof.

         (ii) Neither Cedara nor any Cedara Subsidiary has interfered with, infringed upon, misappropriated or otherwise come into conflict with any Intellectual Property rights of any third party. Neither the provision of any service nor the manufacture, marketing, license, sale or intended use of any product or technology currently licensed or sold by Cedara or any Cedara Subsidiary violates any license or contract between Cedara or such Cedara Subsidiary and any third party or infringes any third party intellectual property rights. Neither Cedara nor any Cedara Subsidiary has received any charge, complaint, claim, demand or notice alleging any such interference, infringement, misappropriation or violation (including any claim that Cedara or a Cedara Subsidiary must license or refrain from using any Intellectual Property rights of any third party). No third party has interfered with, infringed upon, misappropriated or otherwise come into conflict with any Intellectual Property rights of Cedara or any Cedara Subsidiary. Except as set forth at Section 3.1(r) of the Cedara Disclosure Letter, neither Cedara nor any Cedara Subsidiary has licensed or permitted any third party to exploit any of the Intellectual Property (other than contracts entered into in the ordinary course of business).

         (iii) Section 3.1(r) of the Cedara Disclosure Letter identifies each patent or registration of Intellectual Property owned by Cedara or any Cedara Subsidiary or for which an application filed by Cedara or any Cedara

                Subsidiary is pending, and identifies each license, sublicense, contract or permission pursuant to which Cedara or any Cedara Subsidiary uses any item of Intellectual Property (other than contracts entered into in the ordinary course of business).

   (s) Insurance. Cedara has policies of insurance in force as of the date hereof naming Cedara as an insured which, having regard to the nature of such risk and the relative cost of obtaining insurance, Cedara believes are reasonable.

   (t) Property. Except as disclosed in Section 3.1(t) of the Cedara Disclosure Letter, Cedara and each Cedara Material Subsidiary have good and sufficient title to the real property interests including, fee simple estate of and in real property, leases, easements, rights of way, permits or licences from land owners or authorities permitting the use of land by Cedara or such Cedara Material Subsidiary, necessary to permit the operation of its businesses as presently owned and conducted except for such failure of title that would individually or in the aggregate not have a Material Adverse Effect on Cedara.

   (u) Licences, Etc. Except as disclosed in Section 3.1(u) of the Cedara Disclosure Letter, Cedara and each Cedara Subsidiary owns, possesses, or has obtained and is in compliance with, all licences, permits, certificates, orders, grants and other authorizations of or from any Governmental Entity necessary to conduct its businesses as now conducted or as proposed to be conducted except for such failure that would individually or in the aggregate not have a Material Adverse Effect on Cedara.

   (v) Registration Rights. No holder of securities issued by Cedara has any right to compel Cedara to register or otherwise qualify such securities for public sale in Canada or the United States.

   (w) Brokers. No broker, finder or investment banker (other than Genuity Capital Markets) is entitled to any brokerage, finder's or other fee or commission in connection with the Arrangement based on arrangements made by or on behalf of Cedara. The fees and commissions payable to Genuity Capital Markets are set forth in Section 3.1(w) of the Cedara Disclosure Letter.

   (x) Disclosure. Neither this Agreement nor the Cedara Disclosure Letter contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein or therein not misleading.

3.2      Representations and Warranties of the Merge Parties

         The Merge Parties jointly and severally represent and warrant to and in favour of Cedara as follows, subject to such exceptions as are specifically disclosed in writing in the

Merge Disclosure Letter (each of which exceptions shall indicate the paragraph or subparagraph of this Section 3.2 to which it applies, and which shall only qualify such indicated paragraph or subparagraph), and acknowledge that Cedara is relying upon such representations and warranties in connection with the matters contemplated by this Agreement:

   (a) Organization. Each of the Merge Parties and the Merge Material Subsidiaries has been duly incorporated or formed under all applicable Laws, is validly subsisting and has full corporate or legal power and authority to own its properties and conduct its businesses as currently owned and conducted. All of the outstanding shares of capital stock and other ownership interests of Merge's Subsidiaries which are held directly or indirectly by Merge are validly issued, fully paid and non-assessable and all such shares and other ownership interests are owned directly or indirectly by Merge, free and clear of all material liens, claims or encumbrances, except as set forth in
         Section 3.2(a) of the Merge Disclosure Letter or pursuant to restrictions on transfer contained in constating documents, and there are no outstanding options, rights, entitlements, understandings or commitments (pre-emptive, contingent or otherwise) regarding the right to acquire any such shares of capital stock or other ownership interests in any of the Merge Material Subsidiaries.

   (b)   Capitalization. The authorized capital stock of Merge consists of

         (i) 30,000,000 shares of Common Stock, $.01 par value per share, of which 13,187,002 were issued and outstanding as of January 14, 2005;

         (ii) 4,000,000 shares of Preferred Stock, par value $.01 per share, of which none were issued and outstanding as of January 14, 2005; and

         (iii) 1,000,000 shares of Series A Preferred Stock, par value $.01 per share, of which none were issued and outstanding as of January 14, 2005.

         As of January 14, 2005 there were 3,865,826 Merge Common Shares reserved, in the aggregate, for issuance in connection with options granted under Merge's employee and director compensation plans. As of January 14, 2005, Merge had outstanding options under its employee and director compensation plans permitting the holders thereof to purchase 1,609,085 Merge Common Shares in the aggregate. Except as described in the preceding sentences of this section 3.2(b), there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating Merge or any Merge Material Subsidiary to issue or sell any shares of Merge or any of the Merge Material Subsidiaries or securities or obligations of any kind convertible into or exchangeable for any shares of Merge, any Merge Material Subsidiary or any other Person, nor is there outstanding any stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or any other attribute of Merge or any Subsidiary. Except as set forth in Section 3.2(b) of the Merge Disclosure Letter, there have been no Merge Common Shares issued or purchased for cancellation since September 30, 2004. All outstanding Merge Common Shares have been duly authorized and are validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights (except as set forth in Section 180.0622(b) of the WBCL, as judicially interpreted). There are no outstanding bonds, debentures or other evidences of indebtedness of Merge having the right to vote (or that are convertible for or exercisable into securities having the right to vote) with the holders of the Merge Common Shares on any matter. Except as set forth in
         Section 3.2(b) of the Merge Disclosure Letter, there are no outstanding contractual obligations of Merge to repurchase, redeem or otherwise acquire any of its outstanding securities or with respect to the voting or disposition of any outstanding securities of any of the Merge Material Subsidiaries.

   (c)   Authority and No Violation.

         (i) Each of the Merge Parties has the requisite corporate power and authority to enter into this Agreement, the Support Agreement and the Voting and Exchange Trust Agreement and to perform its obligations hereunder and thereunder. The execution and delivery of this Agreement, the Support Agreement and the Voting and Exchange Trust Agreement by each of the Merge Parties and the consummation by each of the Merge Parties of the transactions contemplated by this Agreement, the Support Agreement and the Voting and Exchange Trust Agreement have been duly authorized by its respective Board of Directors and no other corporate proceedings on its part are necessary to authorize this Agreement, the Support Agreement and the Voting and Exchange Trust Agreement or the transactions contemplated hereby or thereby other than approval of the Merge Matters by holders of Merge Common Shares.

         (ii) This Agreement has been duly executed and delivered by each of the Merge Parties and constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other applicable Laws affecting creditors' rights generally, and to general principles of equity. Each of the Support Agreement and the Voting and Exchange Trust Agreement will be duly executed and delivered by each of the Merge Parties party thereto and, when so executed and delivered, will constitute its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other applicable Laws affecting creditors' rights generally, and to general principles of equity.

         (iii) The Board of Directors of Merge has (A) determined that the Arrangement is fair to the holders of the Merge Common Shares and is in the best interests of Merge, (B) received an opinion from William Blair & Company, L.L.C. to the effect that, as of the date of this Agreement, the Exchange Ratio is fair from a financial point of view to the holders of the Merge Common Shares and (C) determined to recommend that the holders of the Merge Common Shares vote in favor of the Merge Matters. Merge is not subject to a shareholder rights plan or "poison pill" or similar plan.

         (iv) The approval of this Agreement, the Support Agreement and the Voting and Exchange Trust Agreement, the execution and delivery by each of the Merge Parties of this Agreement, the Support Agreement and the Voting and Exchange Trust Agreement and the performance by it of its obligations hereunder and thereunder and the completion of the Arrangement and the transactions contemplated thereby, will not:

                (A) result in a violation or breach of, require any consent to be obtained under or give rise to any termination, purchase or sale rights or payment obligation under any provision of:

                      (I) its or any Merge Material Subsidiary's certificate of incorporation, articles, by-laws or other charter documents, including any unanimous shareholder agreement or any other agreement or understanding relating to ownership of shares or other interests or to corporate governance with any party holding an ownership interest in any Merge Material Subsidiary;

                      (II) subject to obtaining the Appropriate Regulatory Approvals relating to the Merge Parties, any Laws, judgment or decree except to the extent that the violation or breach of, or failure to obtain any consent under, any Laws, judgment or decree would not, individually or in the aggregate, have a Material Adverse Effect on Merge; or

                      (III) subject to obtaining the Appropriate Regulatory Approvals relating to the Merge Parties and except as would not, individually or in the aggregate, have a Material Adverse Effect on Merge, any material contract, agreement, license, franchise or permit to which it is party or by which it is bound or is subject or is the beneficiary;

                (B) give rise to any right of termination or acceleration of indebtedness of any Merge Party or any Merge Material Subsidiary, or cause such indebtedness to come due before its stated maturity or cause any available credit of any Merge Party or any Merge Material Subsidiary to cease to be available;

                (C) except as would not, individually or in the aggregate, have a Material Adverse Effect on Merge, result in the imposition of any encumbrance, charge or lien upon any of its assets or the assets of any Merge Material Subsidiary or restrict, hinder, impair or limit its ability to carry on its business in any material respect as and where it is now being carried on; or

                (D) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director or employee of Merge or any Subsidiary or increase any benefits otherwise payable under any Merge Plan or result in the acceleration of time of payment or vesting of any such benefits, including the time of exercise of stock options.

         No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity is required to be obtained by any of the Merge Parties or the Merge Material Subsidiaries in connection with the execution and delivery of this Agreement, the Support Agreement and the Voting and Exchange Trust Agreement or the consummation by any of the Merge Parties of the transactions contemplated hereby or thereby other than (A) the Appropriate Regulatory Approvals relating to the Merge Parties, (B) any filings required in connection with the creation and issue of the Special Voting Share, (C) any approval required in connection with the amendment of the articles of Matsub to create the Exchangeable Shares and (D) any other consents, approvals, orders, authorizations, declarations or filings of or with a Governmental Entity which, if not obtained, would not, individually or in the aggregate, have a Material Adverse Effect on Merge.

   (d) No Defaults. Subject to obtaining the Appropriate Regulatory Approvals relating to Merge and except as disclosed in Section 3.2(d) of the Merge Disclosure Letter, neither Merge nor any of its Subsidiaries is in default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute such a default under, any contract, agreement, license or franchise to which it is a party which would, if terminated due to such default, cause a Material Adverse Effect.

   (e) Absence of Certain Changes or Events. Except as disclosed in Section 3.2(e) of the Merge Disclosure Letter or Publicly Disclosed by Merge, from September 30, 2004 through to the date hereof each of Merge and the Merge Material Subsidiaries has conducted its business only in the ordinary and regular course of business consistent with past practice and there has not occurred:

         (i)    a Material Adverse Change with respect to Merge;

         (ii) any damage, destruction or loss, whether covered by insurance or not, that would reasonably be expected to have a Material Adverse Effect on Merge;

         (iii) any redemption, repurchase or other acquisition of Merge Common Shares or Merge preferred stock by Merge or any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to Merge Common Shares or Merge preferred stock;

         (iv) any material increase in or modification of the compensation payable or to become payable by it to any of its directors or officers, or any grant to any such director or officer of any increase in severance or termination pay;

         (v) any increase in or modification of any bonus, pension, insurance or benefit arrangement (including the granting of stock options, restricted stock awards or stock appreciation rights) made to, for or with any of its directors or officers;

         (vi) any acquisition or sale of its property or assets aggregating 10% or more of Merge's total consolidated property and assets as at December 31, 2003 other than in the ordinary and regular course of business consistent with past practice;

         (vii) any entering into, amendment of, relinquishment, termination or non-renewal by it of any material contract, agreement, license, franchise, lease transaction, commitment or other right or obligation, other than in the ordinary and regular course of business consistent with past practice;

         (viii) any resolution to approve a split, combination or reclassification of any of its outstanding shares;

         (ix)   any change in its accounting methods, principles or practices;
                or

         (x) any agreement or arrangement to take any action which, if taken prior to the date hereof, would have made any representation or warranty set forth in this Agreement materially untrue or incorrect as of the date when made.

   (f)   Employment Matters.

         (i) Except as set forth in Section 3.2(f) of the Merge Disclosure Letter, neither Merge nor any Merge Material Subsidiary is a party to any written or oral policy, agreement, obligation or understanding providing for severance or termination payments to, or any employment agreement with, any director or officer.

         (ii) Except as set forth in Section 3.2(f) of the Merge Disclosure Letter, neither Merge nor any Merge Material Subsidiary is a party to any collective bargaining agreement nor subject to any application for certification or, to the knowledge of Merge, threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement nor are there any current, pending or, to the knowledge of Merge, threatened strikes or lockouts at Merge or any Merge Material Subsidiary that would, individually or in the aggregate, have a Material Adverse Effect on Merge.

         (iii) Neither Merge nor any Merge Material Subsidiary is subject to any claim for wrongful dismissal, constructive dismissal or any other tort claim, actual or, to the knowledge of Merge, threatened, or any litigation, actual or, to the knowledge of Merge, threatened, relating to employment or termination of employment of employees or independent contractors, other than those claims or such litigation as would, individually or in the aggregate, not have a Material Adverse Effect on Merge.

         (iv) Merge and all Merge Subsidiaries have operated in accordance with all applicable Laws with respect to employment and labor, including, but not limited to, employment and labor standards, occupational health and safety, employment equity, pay equity, workers' compensation, human rights and labor relations and there are no current, pending or, to the knowledge of Merge, threatened proceedings before any board or tribunal with respect to any of the above areas, other than where the failure to so operate or such proceedings which, individually or in the aggregate, would not have a Material Adverse Effect on Merge.

   (g) Financial Statements. The audited consolidated financial statements for Merge as at and for each of the 12-month periods ended December 31, 2003, 2002 and 2001 and the unaudited consolidated financial statements for nine months ended September 30, 2004 have been prepared in accordance with United States generally accepted accounting principles, the requirements of applicable Governmental Entities and applicable securities Laws; such financial statements present fairly, in all material respects, the consolidated financial position and results of operations of Merge and its Subsidiaries as of the respective dates thereof and for the respective periods covered thereby.

   (h) Reports. Merge has on a timely basis filed all forms, reports, and documents required to be filed by it with the SEC under the Exchange Act since January 1, 2001. Section 3.2(h) of the Merge Disclosure Letter lists and (except to the extent available in full without redaction on the SEC's web site through the Electronic

         Data Gathering, Analysis and Retrieval System ("EDGAR") two days prior to the date of this Agreement) Merge has delivered to Cedara true and complete copies in the form filed with the SEC of (i) Merge's Annual Reports on Form 10-K for each fiscal year of Merge ending on or after December 31, 2000; (ii) its Quarterly Reports on Form 10-Q for each of the first three fiscal quarters in each of the fiscal years of Merge referred to in clause (i) above; (iii) all proxy statements relating to Merge's meetings of shareholders (whether annual or special) held, and all information statements relating to shareholder consents since the beginning of the first fiscal year referred to in clause (i) above; (iv) all certifications and statements required by (A) Rule 13a-14 or 15d-14 under the Exchange Act or (B) 18 U.S.C. ss. 1350 (Section 906 of SOX) with respect to any report referred to in clause
         (i) or (ii) above; (v) all other forms, reports, registration statements and other documents (other than preliminary materials if the corresponding definitive materials have been provided to Cedara pursuant to this Section 3.2(h)) filed by Merge with the SEC since the beginning of the first fiscal year referred to in clause (i) above (the forms, reports, registration statements, and other documents referred to in clauses (i), (ii), (iii), (iv) and (v) above are, collectively, the "Merge SEC Reports" and, to the extent available in full without redaction on the SEC's web site through EDGAR two days prior to the date of this Agreement, are, collectively, the "Filed Merge SEC Reports"); and (vi) all comment letters received by Merge from the staff of the SEC since July 1, 2002, and all responses to such comment letters by or on behalf of Merge. All statements made in the certifications and statements referred to in clause (iv) above are accurate. The Merge SEC Reports (x) were prepared in accordance with the requirements of the 1933 Act and the Exchange Act and the rules and regulations thereunder and (y) did not at the time they were filed with the SEC, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. No Merge Subsidiary is or has been required to file any form, report, registration statement, or other document with the SEC or any state authority. Merge maintains disclosure controls and procedures as required by Rule 13a-15 or 15d-15 under the Exchange Act. Section 3.2(h) of the Merge Disclosure Letter lists, and Merge has delivered to Cedara, true and complete copies of all written descriptions of and all policies, manuals, and other documents promulgating such disclosure controls and procedures. Except as disclosed in Filed Merge SEC Reports, each director and executive officer of Merge has filed with the SEC on a timely basis complete and accurate versions of all statements required by Section 16(a) of the Exchange Act and the rules and regulations thereunder since January 1, 2001. As used in this
         Section 3.2(h), the term "filed" shall be broadly construed to include any manner in which a document or information is furnished, supplied, or otherwise made available to the SEC.

   (i) Exchangeable Shares. The Exchangeable Shares to be issued in connection with the Arrangement will be duly and validly issued by Matsub on the Effective Date as fully paid and non-assessable shares.

   (j) Merge Common Shares. The Merge Common Shares to be issued pursuant to the Arrangement or upon the exchange from time to time of the Exchangeable Shares or upon the exercise from time to time of the Replacement Options will, in all cases, be duly and validly issued by Merge on their respective dates of issue as fully paid and non-assessable shares, subject to Section 180.0622 of the WBCL and judicial interpretations thereof.

   (k) Compliance with Laws. Except as disclosed in Section 3.2(k) of the Merge Disclosure Letter or Publicly Disclosed by Merge, Merge and the Merge Subsidiaries have complied with and are not in violation of any applicable Laws, orders, judgments and decrees other than non-compliance or violations which would not, individually or in the aggregate, have a Material Adverse Effect on Merge. Without limiting the generality of the foregoing, all securities of Merge (including all options, rights or other convertible or exchangeable securities) have been issued in compliance in all material respects with all applicable securities Laws and all securities to be issued upon exercise of any such options, rights and other convertible or exchangeable securities will be issued in compliance with all applicable securities Laws. Merge is in compliance with the applicable listing standards of Nasdaq.

   (l) Litigation, Etc. Except as disclosed in Section 3.2(l) of the Merge Disclosure Letter or Publicly Disclosed by Merge, there is no claim, action, proceeding or investigation (including any native land claims) pending or, to the knowledge of Merge, threatened against Merge or any Merge Material Subsidiary before any court or Governmental Entity that would reasonably be expected to have a Material Adverse Effect on Merge, or prevent or materially delay consummation of the transactions contemplated by this Agreement or the Arrangement. Neither Merge nor any Merge Material Subsidiary, nor their respective assets and properties, is subject to any outstanding judgment, order, writ, injunction or decree that has had or is reasonably likely to have a Material Adverse Effect on Merge or that would prevent or materially delay consummation of the transactions contemplated by this Agreement or the Arrangement.

   (m) Tax Matters. Except as disclosed in Section 3.2(m) of the Merge Disclosure Letter:

         (i) Merge and each of its Subsidiaries have timely filed, or caused to be filed, all material Tax Returns required to be filed by them (all of which returns were correct and complete in all material respects) and have paid, or caused to be paid, all material amounts of Taxes shown to be due and payable thereon, and Merge's most recently published financial statements contain an adequate provision in accordance with generally accepted accounting principles for all material amounts of Taxes payable in respect of each period covered by such financial statements and all prior periods to the extent such Taxes have not been paid, whether or not due and whether or not shown as being due on any Tax Returns. Merge and each of its Subsidiaries have made adequate provision in accordance with generally accepted accounting principles in their respective books and records for any Taxes accruing in respect of any accounting period which has ended subsequent to the period covered by such financial statements.

         (ii) Neither Merge nor any Subsidiary has received any written notification that any issues involving a material amount of Taxes have been raised (and are currently pending) by the Canada Revenue Agency, the United States Internal Revenue Service or any other taxing authority, including, without limitation, any sales tax authority, in connection with any of the Tax Returns referred to above and no waivers of statutes of limitations have been given or requested with respect to Merge or any Merge Material Subsidiary. All liability of Merge and the Merge Material Subsidiaries for income taxes has been assessed (but may not have been audited) for all fiscal years up to and including the fiscal year ended December 31, 2003. To the best of the knowledge of Merge, there are no proposed (but unassessed) additional Taxes involving a material amount of Taxes and none has been asserted in writing. No Tax liens with an aggregate amount of greater than US$10,000 have been filed. Neither Merge nor any of its Subsidiaries is a party to any Tax sharing or other similar agreement or arrangement of any nature with any other person pursuant to which Merge or any of its Subsidiaries has or could have any material liabilities in respect of Taxes.

         (iii) Merge and each of its Subsidiaries have properly withheld and remitted all amounts in excess of US$25,000 required to be withheld and/or remitted and have paid such amounts to the appropriate authority on a timely basis and in the form required by the appropriate legislation.

         (iv) To the knowledge of Merge, no assessment, reassessment, audit or investigation by any governmental agency is under way, threatened or proposed with respect to a material amount of Taxes for which Merge or any of its Subsidiaries could be liable, in whole or in part.

         (v) For purposes of this section 3.2(m), the term "material amount of Taxes" shall mean US$500,000 or more.

   (n) Environmental. Except for matters that, individually or in the aggregate, would not have a Material Adverse Effect on Merge, all operations of Merge and the Merge Material Subsidiaries have been conducted, and are now, in compliance with all Environmental Laws; and Merge and the Merge Material Subsidiaries are in possession of, and in compliance with, all permits, authorizations, certificates, registrations, approvals and consents necessary under Environmental Laws to own, lease and operate their properties and conduct their respective businesses as they are now being conducted or as proposed to be conducted.

   (o) Intellectual Property. Except as set forth in Section 3.2(o) of the Merge Disclosure Letter:

         (i) Merge or a Merge Subsidiary owns or has the right to use pursuant to valid license, sublicense, contract or permission all Intellectual Property necessary or desirable for their operations as presently conducted. Each item of Intellectual Property owned or used by Merge or a Merge Subsidiary immediately prior to the Closing will continue to be owned or available for use on identical terms and conditions immediately subsequent to the Closing. The execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby and thereby, will not (A) constitute a breach of any instrument or Contract governing any Intellectual Property, (B) cause the forfeiture or termination or give rise to a right of forfeiture or termination of any Intellectual Property or (C) impair the right to use, sell or license any Intellectual Property or portion thereof.

         (ii) Neither Merge nor any Merge Subsidiary has interfered with, infringed upon, misappropriated or otherwise come into conflict with any Intellectual Property rights of any third party. Neither the provision of any service nor the manufacture, marketing, license, sale or intended use of any product or technology currently licensed or sold by Merge or any Merge Subsidiary violates any license or Contract between Merge or a Merge Subsidiary and any third party or infringes any third party intellectual property rights. Neither Merge nor any Merge Subsidiary has received any charge, complaint, claim, demand or notice alleging any such interference, infringement, misappropriation or violation (including any claim that Merge or a Merge Subsidiary must license or refrain from using any Intellectual Property rights of any third party). No third party has interfered with, infringed upon, misappropriated or otherwise come into conflict with any Intellectual Property rights of Merge or any Merge Subsidiary. Except as set forth at
                Section 3.2(o) of the Merge Disclosure Letter, neither Merge nor any Merge Subsidiary has licensed or permitted any third party to exploit any of the Intellectual Property (other than contracts entered into in the ordinary course of business).

         (iii) Section 3.2(o) of the Merge Disclosure Letter identifies each patent or registration of Intellectual Property owned by Merge or any Merge Subsidiary or for which an application filed by Merge or any Merge

                Subsidiary is pending, and identifies each license, sublicense, contract or permission pursuant to which Merge or any Merge Subsidiary uses any item of Intellectual Property (other than contracts entered into in the ordinary course of business).

   (p) Books and Records. The books, records and accounts of Merge and its Subsidiaries, in all material respects, (i) have been maintained in accordance with good business practices on a basis consistent with prior years, and in compliance with the requirements of SOX, (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and dispositions of the assets of Merge and its Subsidiaries; and (iii) accurately and fairly reflect the basis for Merge consolidated financial statements. Merge has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management's general or specific authorization; and
         (ii) transactions are recorded as necessary (A) to permit preparation of financial statements in conformity with generally accepted accounting principles or any other criteria applicable to such statements and (B) to maintain accountability for assets. Merge (i) maintains a system of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) with respect to the business of Merge and its Subsidiaries, and (ii) management of Merge has assessed Merge's internal control over financial reporting in the manner and to the extent required by applicable Law. As of December 31, 2004, there is no significant deficiency or material weaknesses in the design or operation of Merge's internal control over financial reporting and, to the knowledge of Merge, the attestation report of Merge's auditors for the fiscal year ended December 31, 2004 will not indicate a significant deficiency or material weakness in the design or operation of Merge's internal control over financial reporting.

   (q)   Pension and Employee Benefits.

         (i) Section 3.2(q) of the Merge Disclosure Letter sets forth a list of all employee benefit, health, welfare, supplemental unemployment benefit, bonus, pension, profit sharing, deferred compensation, stock compensation, stock purchase, retirement, hospitalization insurance, medical, dental, legal, disability and similar plans or arrangements or practices, whether written or oral, which are maintained, sponsored or contributed to by Merge and/or a Merge Material Subsidiary or with respect to which Merge and/or a Merge Material Subsidiary participates or has any liability or obligation (collectively referred to as the "Merge Plans"). Section 3.2(q) of the Merge Disclosure Letter states: (A) which of Merge Plans constitute "employee pension benefit plans" (as defined in section 3(2) of ERISA or "employee welfare benefit plans" (as defined in section 3(1) of ERISA); or (B) "registered pension plans" for purposes of the Income Tax Act (Canada).

         (ii) No step has been taken, no event has occurred and no condition or circumstance exists that has resulted in or could reasonably be expected to result in any Merge Plan being ordered or required to be terminated or wound up in whole or in part or having its registration under applicable Laws refused or revoked, or being placed under the administration of any trustee or receiver or regulatory authority or being required to pay any material Taxes, fees, penalties or levies under applicable Laws. There are no actions, suits, claims (other than routine claims for payment of benefits in the ordinary course), trials, demands, investigations, arbitrations or other proceedings which are pending or threatened in respect of any of the Merge Plans or their assets which individually or in the aggregate would have a Material Adverse Effect on Merge or a Merge Material Subsidiary. Further, there exists no state or facts which after notice or lapse of time or both could reasonably be expected to give rise to any such action, suit, claim, trial, demand, investigation, arbitration or other proceeding.

         (iii) Merge has made available to Cedara true, correct and complete copies of all of the Merge Plans as amended (or, in the case of any unwritten Merge Plan, a description thereof) together with all related documentation including, without limitation, funding agreements, actuarial reports, funding and financial information returns and statements and material correspondence with regulatory authorities with respect to each Merge Plan, and current plan summaries, booklets and personnel manuals. Merge has made available to Cedara a true and complete copy of the most recent annual report on Form 5500 filed with the United States Internal Revenue Service with respect to each Merge Plan in respect of which such a report was required.

         (iv) Other than as disclosed in Section 3.2(q) of the Merge Disclosure Letter, all of the Merge Plans are and have been established, registered, qualified, invested and administered, in all material respects, in accordance with all applicable Laws, and in accordance with their terms and the terms of agreements between Merge and/or a Merge Material Subsidiary, as the case may be, and their respective employees. To the knowledge of Merge, no fact or circumstance exists that could adversely affect the existing tax status of a Merge Plan.

         (v) All obligations of Merge or a Merge Subsidiary regarding Merge Plans have been satisfied in all material respects. All contributions or premiums required to be made by Merge and/or a Merge Material Subsidiary, as the case may be, under the terms of each Merge Plan or by applicable Laws have been made in a timely fashion in accordance with applicable Laws and the terms of the Merge Plans.

         (vi) Other than as set forth in Section 3.2(q) of the Merge Disclosure Letter or Publicly Disclosed by Merge, each Merge Plan is fully insured or fully funded and in good standing with such regulatory authorities as may be applicable pursuant to the actuarial assumptions in and, as of the date hereof, no notice of under-funding, non-compliance, failure to be in good standing or otherwise has been received by Merge or its Subsidiaries from any such regulatory authority. All liabilities of Merge and the Merge Material Subsidiaries (whether accrued, absolute, contingent or otherwise) related to the Merge Plans have been fully and accurately disclosed in accordance with GAAP in Merge's financial statements.

         (vii) There have been no improper withdrawals, applications or transfers of assets from any Merge Plan or the trusts or other funding media relating thereto that remain outstanding and unremedied, and neither Merge, nor any Merge Subsidiary, nor any of their respective agents has been in breach of any fiduciary obligation with respect to the administration of Merge Plans or the trusts or other funding media relating thereto.

         (viii) No insurance policy or any other contract or agreement affecting any Merge Plan requires or permits a retroactive increase in premiums or payments due thereunder.

         (ix) All Merge Plans intended to be tax-qualified in the United States have been the subject of determination letters from the United States Internal Revenue Service to the effect that such Merge Plans are qualified and exempt from United States Federal income taxes under sections 401(a) and 501(a), respectively, of the Code, and no such determination letter has been revoked nor, to the knowledge of Merge, has revocation been threatened, nor has any such Merge Plan been amended since the date of its most recent determination letter or application therefor in any respect that would adversely affect its qualification or materially increase its costs and, to the knowledge of Merge, nothing has occurred since the date of such letter that could reasonably be expected to affect the qualified status of such plan.

         (x) Except as set forth in Section 3.2(q) of the Merge Disclosure Letter, no amount that could be received (whether in cash or property or the vesting of property) as a result of the transactions contemplated by this Agreement or the Arrangement by any employee, officer or director of Merge or any of its affiliates who is a "disqualified individual" (as such term is defined in proposed United States Treasury Regulation Section 1.280G-1) under any employment, severance or termination agreement, other compensation arrangement or Merge Plan currently in effect will fail to be deductible for United States federal income tax purposes by virtue of Section 280G of the Code.

         (xi) Except as set forth in Section 3.2(q) of the Merge Disclosure Letter, none of Merge Plans is a "multiemployer plan" within the meaning of section 4001(a)(3) of ERISA or any other applicable Laws, nor has Merge or any Merge Subsidiary been obligated to contribute to any such multiemployer plan at any time within the past five years.

         (xii) Except as set forth in Section 3.2(q) of the Merge Disclosure Letter, none of the Merge Plans provides for payment of a benefit, the increase of a benefit amount, the payment of a contingent benefit or the acceleration of the payment or vesting of a benefit by reason of the execution of or the consummation of the transactions contemplated by this Agreement or the Arrangement.

   (r) Regulatory Matters. Except as disclosed in Section 3.2(r) of the Merge Disclosure Letter or Publicly Disclosed by Merge: (i) all operations of Merge and the Merge Material Subsidiaries have been conducted, and are now, in compliance with all Health Laws; and (ii) Merge and each Merge Subsidiary has and is in compliance with all necessary licenses and permits, including without limitation from Health Canada and the U.S. Food and Drug Administration necessary under Health Laws to conduct their respective businesses as they are now being conducted, other than non-compliance or violations which would not, individually or in the aggregate, have a Material Adverse Effect on Merge. Neither Merge nor any Merge Material Subsidiary is aware of any Health Laws to which Merge or such Merge Material Subsidiary is subject which requires or may require any work, repairs, construction, change in business practices or operations, or expenditures, including capital expenditures for facility upgrades. Neither Merge nor any Merge Material Subsidiary is aware of any demand, notice or inspection report with respect to the breach of or liability under any Health Laws applicable to Merge or any Subsidiary.

   (s) Restrictions on Business Activities. Except as set forth in Section 3.2(s) of the Merge Disclosure Letter or Publicly Disclosed by Merge, there is no agreement, judgment, injunction, order or decree binding upon Merge or any Merge Subsidiary that has or could reasonably be expected to have the effect of prohibiting, restricting or materially impairing any business practice of Merge or any Merge Material Subsidiary, any acquisition of property by Merge or any Merge Material Subsidiary or the conduct of business by Merge or any Merge Material Subsidiary as currently conducted other than such agreements, judgments, injunctions, orders or decrees which would not, individually or in the aggregate, have a Material Adverse Effect on Merge.

   (t) Material Suppliers and Customers. Except as disclosed in Section 3.2(t) of the Merge Disclosure Letter, there is no single supplier or customer of Merge or its Subsidiaries, the loss of which would have a Material Adverse Effect on Merge.

   (u) Insurance. Merge has policies of insurance in force as of the date hereof naming Merge as an insured which, having regard to the nature of such risk and the relative cost of obtaining insurance, Merge believes are reasonable.

   (v) Property. Except as disclosed in Section 3.2(v) of the Merge Disclosure Letter, Merge and each Merge Material Subsidiary have good and sufficient title to the real property interests including, fee simple estate of and in real property, leases, easements, rights of way, permits or licences from land owners or authorities permitting the use of land by Merge or such Merge Material Subsidiary, necessary to permit the operation of its businesses as presently owned and conducted except for such failure of title that would individually or in the aggregate not have a Material Adverse Effect on Merge.

   (w) Licences, Etc. Except as disclosed in Section 3.2(w) of the Merge Disclosure Letter, Merge and each Merge Subsidiary owns, possesses, or has obtained and is in compliance with, all licences, permits, certificates, orders, grants and other authorizations of or from any Governmental Entity necessary to conduct its businesses as now conducted or as proposed to be conducted except for such failure that would individually or in the aggregate not have a Material Adverse Effect on Merge.

   (x) Registration Rights. Except as disclosed in Section 3.2(x) of the Merge Disclosure Letter, no holder of securities issued by Merge has any right to compel Merge to register or otherwise qualify such securities for public sale in Canada or the United States.

   (y) Brokers. No broker, finder or investment banker (other than William Blair & Company, L.L.C.) is entitled to any brokerage, finder's or other fee or commission in connection with the Arrangement based on arrangements made by or on behalf of Merge. The fees and commissions payable to William Blair & Company, L.L.C. are set forth in Section 3.2(y) of the Merge Disclosure Letter.

   (z) Disclosure. Neither this Agreement nor the Merge Disclosure Letter contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein or therein not misleading.

3.3      Survival

         For greater certainty, the representations and warranties of Cedara and each Merge Party contained herein shall survive the execution and delivery of this Agreement and shall terminate on the earlier of the termination of this Agreement in accordance with its terms and the Effective Time. Any investigation by a party hereto and its advisors shall not mitigate, diminish or affect the representations and warranties of another party to this Agreement.

                                   ARTICLE 4
                                   COVENANTS

4.1      Retention of Goodwill

         During the Pre-Effective Date Period, each of Cedara and Merge will, subject to the fact that a transaction involving its business is contemplated hereby, continue to carry on its business and those of its Subsidiaries in a manner consistent with prior practice, working to preserve the attendant goodwill of such entities and to contribute to retention of that goodwill to and after the Effective Date, but subject to the following provisions of this
Article 4. The following provisions of this Article 4 are intended to be in furtherance of this general commitment.

4.2      Material Commitments

         Subject to applicable Law and the other provisions of this Agreement, during the Pre-Effective Date Period, Cedara and its Subsidiaries will consult on an ongoing basis with senior officers of Merge, and Merge and its Subsidiaries will consult on an ongoing basis with senior officers of Cedara, in order that the representatives of each will become more familiar with the philosophy and techniques of the other and its Subsidiaries, as well as with their business and financial affairs and in order to provide experience as a basis for ongoing relationships following the Effective Date.

4.3      Covenants of Cedara

   (a) Cedara covenants and agrees that, until the Effective Date or the earlier termination of this Agreement in accordance with Article 6, except (i) with the consent of Merge on behalf of the Merge Parties to any deviation therefrom, which shall not be unreasonably withheld;
         (ii) with respect to any matters which were disclosed in the Cedara Disclosure Letter; or (iii) with respect to any matter contemplated by this Agreement or the Plan of Arrangement, including the transactions involving the businesses of Cedara and Merge contemplated hereby, Cedara will, and will cause its Subsidiaries to:

         (i) carry on its business in, and only in, the ordinary and regular course in substantially the same manner as heretofore conducted and, to the extent consistent with such business, use all reasonable efforts to preserve intact its present business organization and keep available the services of such of its present officers and employees and others having business dealings with it as is required to maintain its goodwill and business;

         (ii) not commence to undertake a substantial expansion of its business facilities or an expansion that is out of the ordinary and regular course of business consistent with prior practice in light of current market and economic conditions;

         (iii) not split, combine or reclassify any of the outstanding shares of Cedara nor declare, set aside or pay any dividends on or make any other distributions on or in respect of the outstanding shares of Cedara;

         (iv) not amend the articles or by-laws of Cedara or materially amend the articles or by-laws of any Subsidiary;

         (v) not sell, pledge, encumber, allot, reserve, set aside or issue, authorize or propose the sale, pledge, encumbrance, allotment, reservation, setting aside or issuance of, or purchase or redeem or propose the purchase or redemption of, any shares in its capital stock or of any Subsidiary thereof or any class of securities convertible or exchangeable into, or rights, warrants or options to acquire, any such shares or other convertible or exchangeable securities, except for (a) transactions between two or more wholly-owned Cedara Subsidiaries or between a wholly-owned Subsidiary of Cedara and Cedara, (b) the issuance of Cedara Common Shares pursuant to fully vested Cedara Options granted prior to the date hereof, and (c) the issuance of additional options in the ordinary course of business consistent with past practice under Cedara Stock Option Plan;

         (vi) not, whether through its Board of Directors or otherwise, accelerate the vesting of any unvested Cedara Options or otherwise amend, vary or modify the Cedara Stock Option Plan;

         (vii) not reorganize, amalgamate or merge Cedara or any of its Subsidiaries with any other Person, nor acquire or agree to acquire by amalgamating, merging or consolidating with, purchasing a majority of the voting securities or substantially all of the assets of or otherwise, any business of any corporation, partnership, association or other business organization or division thereof, which acquisition would be material to its business or financial condition on a consolidated basis (other than relating to transactions between two or more wholly-owned Cedara Subsidiaries or between a wholly owned Subsidiary of Cedara and Cedara) or which acquisition would reasonably be expected to materially delay the consummation of the transactions contemplated hereby;

         (viii) except with respect to the sale of assets of Cedara or any Subsidiary in the ordinary and regular course of business consistent with past practice, not sell, pledge, encumber, lease or otherwise dispose of any material assets (other than relating to transactions between two or more wholly-owned Cedara Subsidiaries or between a wholly-owned Subsidiary of Cedara and Cedara);

         (ix) not guarantee the payment of material indebtedness or incur material indebtedness for money borrowed or issue or sell any debt securities except in the ordinary and regular course of business consistent with past practice;

         (x) carry out the terms of the Interim Order and the Final Order applicable to it and use its reasonable efforts to comply promptly with all requirements which applicable Laws may impose on Cedara or its Subsidiaries with respect to the transactions contemplated hereby and by the Arrangement;

         (xi)   not, and cause each of its Subsidiaries not:

                (A) other than in the usual, ordinary and regular course of business and consistent with past practice or pursuant to existing employment, pension, supplemental pension, termination, compensation arrangements or policies, enter into or materially modify any employment, severance, collective bargaining or similar agreements, policies or arrangements with, or grant any material bonuses, salary increases, stock options, pension or supplemental pension benefits, profit sharing, retirement allowances, deferred compensation, incentive compensation, severance or termination pay to, or make any loan to, any officers or directors of it; or

                (B) other than in the usual, ordinary and regular course of business and consistent with past practice or pursuant to existing employment, pension, supplemental pension, termination, compensation arrangements or policies, in the case of employees who are not officers or directors, take any action with respect to the entering into or modifying of any material employment, severance, collective bargaining or similar agreements, policies or arrangements or with respect to the grant of any material bonuses, salary increases, stock options, pension or supplemental pension benefits, profit sharing, retirement allowances, deferred compensation, incentive compensation, severance or termination pay or any other form of compensation or profit sharing or with respect to any increase of benefits payable;

         (xii) not, except in the usual, ordinary and regular course of business and consistent with past practice: (A) satisfy or settle any claims or liabilities prior to the same being due, except such as have been reserved against in the financial statements of Cedara and its Subsidiaries or disclosed in the Cedara Disclosure Letter, which are, individually or in the aggregate, material; (B) grant any waiver, exercise any option or relinquish any contractual rights which are, individually or in the aggregate, material; or (C) enter into any interest rate, currency or commodity swaps, hedges or other similar financial instruments;

        (xiii) use its reasonable commercial efforts (or cause each of its Subsidiaries to use reasonable commercial efforts) to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

        (xiv) not, and will cause its Subsidiaries not to, settle or compromise any claim brought by any present, former or purported holder of any of its securities in connection with the transactions contemplated by this Agreement or the Arrangement prior to the Effective Date;

        (xv) except in the usual, ordinary and regular course of business and consistent with past practice or as required by applicable Laws, not, and will cause its Subsidiaries not to, enter into or modify in any material respect any contract, license, agreement, commitment or arrangement which new contract or series of related new contracts or modification to an existing contract or series of related existing contracts would have a Material Adverse Effect on Cedara;

        (xvi) incur or commit to capital expenditures prior to the Effective Date only in the ordinary course consistent with past practice and not, in any event, exceeding US$1.5 million, individually or in the aggregate;

        (xvii) not make any changes to existing accounting or business practices relating to Cedara or any Subsidiary except as required by applicable Law or required by generally accepted accounting principles or make any material tax election inconsistent with past practice; and

        (xviii) promptly advise Merge orally and, if then requested, in writing:

                (A) of any event occurring subsequent to the date of this Agreement that would render any representation or warranty of Cedara contained in this Agreement (except any such representation or warranty which speaks as of a date prior to the occurrence of such event), if made on or as of the date of such event or the Effective Date, untrue or inaccurate in any material respect;

                (B)   of any Material Adverse Change in respect of Cedara; and

                (C) of any material breach by Cedara of any covenant or agreement contained in this Agreement; and

   (b) Cedara shall and shall cause its Subsidiaries to perform all obligations required or desirable to be performed by Cedara or any of its Subsidiaries under this Agreement, co-operate with Merge in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, Cedara shall and where appropriate shall cause its Subsidiaries to:

         (i) use all reasonable efforts to obtain the approvals of holders of Cedara Common Shares to the Arrangement, subject, however, to the exercise by the Board of Directors of Cedara of its fiduciary duties as provided herein;

         (ii) apply for and use all reasonable efforts to obtain all Appropriate Regulatory Approvals relating to Cedara or any of its Subsidiaries and, in doing so, to keep Merge reasonably informed as to the status of the proceedings related to obtaining the Appropriate Regulatory Approvals, including, but not limited to, providing Merge with copies of all related applications and notifications, in draft form, in order for Merge to provide its reasonable comments;

         (iii) apply for and use all reasonable efforts to obtain the Interim Order and the Final Order;

         (iv) defend all lawsuits or other legal, regulatory or other proceedings challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

         (v) use its reasonable efforts to have lifted or rescinded any injunction or restraining order or other order which may adversely affect the ability of the parties to consummate the transactions contemplated hereby;

         (vi) effect all necessary registrations, filings and submissions of information required by Governmental Entities from Cedara or any of its Subsidiaries;

         (vii) use its reasonable efforts to obtain all necessary waivers, consents and approvals required to be obtained by Cedara or a Subsidiary from other parties to loan agreements, leases or other contracts; and

         (viii) use its reasonable efforts to ensure that Cedara's affiliates (as such term is defined for the purposes of Rule 145 under the 1933 Act) execute and deliver to Merge, on or prior to the date that is 30 days prior to the Effective Date, an Affiliate's Letter.

   (c) Holders of Cedara Common Shares may exercise their Dissent Rights in connection with the Arrangement pursuant to and in the manner set forth in Section 3.1 of the Plan of Arrangement. Cedara shall give Merge (i) prompt notice of any written demands of

         Dissent Rights, withdrawals of such demands, and any other instruments received by it from Cedara Shareholders and shall promptly provide Merge with a copy of any exercise or purported exercise of Dissent Rights by any Cedara Shareholders and written communications with any Cedara Shareholders exercising or purporting to exercise their Dissent Rights; and (ii) the opportunity to participate in all negotiations and proceedings with respect to such rights. Without the prior written consent of Merge, except as required by applicable law, Cedara shall not make any payment with respect to any such rights or offer to settle or settle any such rights.

4.4      Covenants of the Merge Parties

         Each of the Merge Parties hereby jointly and severally covenants and agrees (and, if applicable, cause its Subsidiaries):

   (a) to perform all obligations required or desirable to be performed by it under this Agreement, co-operate with Cedara in connection therewith, and to do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement and, without limiting the generality of the foregoing, to:

         (i) use all reasonable efforts to obtain the approval of the Merge Matters at the Merge Meeting by holders of Merge Common Shares;

         (ii) apply for and use all reasonable efforts to obtain all Appropriate Regulatory Approvals relating to the Merge Parties, and, in doing so, to keep Cedara reasonably informed as to the status of the proceedings related to obtaining the Appropriate Regulatory Approvals, including, but not limited to, providing Cedara with copies of all related applications and notifications, in draft form, in order for Cedara to provide its reasonable comments;

         (iii) defend all lawsuits or other legal, regulatory or other proceedings to which it is a party challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

         (iv) use all reasonable efforts to have lifted or rescinded any injunction or restraining order or other order relating to the Merge Parties which may adversely affect the ability of the parties to consummate the transactions contemplated hereby;

         (v) effect all necessary registrations, filings and submissions of information required by Governmental Entities from the Merge Parties or their Subsidiaries;

         (vi) cause the articles of Matsub be amended to, among other things, create the Exchangeable Shares;

         (vii) cause Merge to reserve a sufficient number of Merge Common Shares for issuance upon the completion of the Arrangement and the exchange from time to time of Exchangeable Shares and the exercise from time to time of Replacement Options; and

         (viii) following the date on which each such registration statement is declared effective by the SEC, keep the Form S-3 and Form S-8 in effect and comply with such Laws so as to permit the continuance of offers, sales and dealings in the Merge Common Shares for which the Exchangeable Shares are exchangeable, and the Merge Common Shares for which the Replacement Options are exercisable, as the case may be, for so long as the Exchangeable Shares or Replacement Options, as the case may be, remain outstanding;

   (b) to use all reasonable efforts to (i) cause the Exchangeable Shares to be listed and posted for trading on The Toronto Stock Exchange by the Effective Date; (ii) to ensure that Matsub remains a "public corporation" within the meaning of the Income Tax Act (Canada) for so long as there are Exchangeable Shares outstanding (other than those Exchangeable Shares held by Merge or any of its affiliates); and (iii) cause the Cedara Common Shares to be de-listed from The Toronto Stock Exchange and Nasdaq, and de-registered under the Exchange Act and Cedara cease to be a reporting issuer under securities legislation in Canada as soon as practicable after the Effective Time.

   (c) carry out the terms of the Interim Order and Final Order applicable to it and use its reasonable efforts to comply promptly with all requirements which applicable Laws may impose on Merge or its Subsidiaries with respect to the transactions contemplated hereby and by the Arrangement;

   (d) in connection with the consummation of the transactions contemplated hereby and by the Arrangement, use its reasonable efforts to obtain all necessary waivers, consents and approvals required to be obtained by Merge or a Subsidiary of Merge from other parties to loan agreements, leases or other contracts;

   (e) use its reasonable efforts to ensure that Merge's affiliates (for the purposes of Rule 145 under the 1933 Act) execute and deliver to Cedara, on or prior to the date that is 30 days prior to the Effective Date, an Affiliate's Letter;

   (f) until the Effective Date or the earlier termination of this Agreement in accordance with Article 6, except (i) with the consent of Cedara to any deviation therefrom, which shall not be unreasonably withheld;
         (ii) for the actions contemplated under the Merger Agreement dated as of November 24, 2004 among Merge, ADI Acquisition Corp., AccuImage Diagnostics Corp., and Aviel Faliks (including the consummation of the merger described therein); (iii) with respect to any matters which were disclosed in the Merge Disclosure Letter; or (iv) with respect to any matter contemplated by this Agreement or the Plan of Arrangement, including the transactions involving the businesses of Cedara and Merge contemplated hereby, Merge will:

         (i) not split, combine or reclassify any of the outstanding shares of Merge nor declare, set aside or pay any dividends on or make any other distributions on or in respect of the outstanding shares of Merge;

         (ii) not make any changes to existing accounting or business practices related to Merge or any Subsidiary except as required by generally accepted accounting practice or by applicable Law or make any material tax election inconsistent with past practice;

         (iii) not reorganize, amalgamate or merge Merge with any other Person, nor acquire by amalgamating, merging or consolidating with, purchasing a majority of the voting securities or substantially all of the assets of or otherwise, any business or Person which acquisition would reasonably be expected to materially delay the transactions contemplated hereby;

         (iv) carry on its business in, and only in, the ordinary and regular course in substantially the same manner as heretofore conducted and, to the extent consistent with such business, use all reasonable efforts to preserve intact its present business organization and keep available the services of such of its present officers and employees and others having business dealings with it as is required to maintain its goodwill and business;

         (v) not commence to undertake a substantial expansion of its business facilities or an expansion that is out of the ordinary and regular course of business consistent with prior practice in light of current market and economic conditions;

         (vi) not amend the articles or by-laws of Merge or materially amend the articles or by-laws of any Subsidiary;

         (vii) not sell, pledge, encumber, allot, reserve, set aside or issue, authorize or propose the sale, pledge, encumbrance, allotment, reservation, setting aside or issuance of, or purchase or redeem or propose the purchase or redemption of, any shares in its capital stock or of any Subsidiary thereof or any class of securities convertible or exchangeable into, or rights, warrants or options to acquire, any such shares or other convertible or exchangeable securities, except for (a) transactions between two or more wholly-owned Merge Subsidiaries or between a wholly-owned Subsidiary of Merge and Merge, (b) the issuance of Merge Common Shares pursuant to fully vested options granted prior to the date hereof, and (c) the issuance of additional options in the ordinary course of business consistent with past practice under Merge's employee and director compensation plans;

         (viii) except with respect to the sale of assets of Merge or any Subsidiary in the ordinary and regular course of business consistent with past practice, not sell, pledge, encumber, lease or otherwise dispose of any material assets (other than relating to transactions between two or more wholly-owned Merge Subsidiaries or between a wholly-owned Subsidiary of Merge and Merge);

         (ix) not guarantee the payment of material indebtedness or incur material indebtedness for money borrowed or issue or sell any debt securities except in the ordinary and regular course of business consistent with past practice;

         (x)    not, and cause each of its Subsidiaries not:

                (A) other than in the usual, ordinary and regular course of business and consistent with past practice or pursuant to existing employment, pension, supplemental pension, termination, compensation arrangements or policies, enter into or materially modify any employment, severance, collective bargaining or similar agreements, policies or arrangements with, or grant any material bonuses, salary increases, stock options, pension or supplemental pension benefits, profit sharing, retirement allowances, deferred compensation, incentive compensation, severance or termination pay to, or make any loan to, any officers or directors of it; or

                (B) other than in the usual, ordinary and regular course of business and consistent with past practice or pursuant to existing employment, pension, supplemental pension, termination, compensation arrangements or policies, in the case of employees who are not officers or directors, take any action with respect to the entering into or modifying of any material employment, severance, collective bargaining or similar agreements, policies or arrangements or with respect to the grant of any material bonuses, salary increases, stock options, pension or supplemental pension benefits, profit sharing, retirement allowances, deferred compensation, incentive compensation, severance or termination pay or any other form of compensation or profit sharing or with respect to any increase of benefits payable;

         (xi) not, except in the usual, ordinary and regular course of business and consistent with past practice: (A) satisfy or settle any claims or liabilities prior to the same being due, except such as have been reserved against in the financial statements of Merge and its Subsidiaries or disclosed in the Merge Disclosure Letter, which are, individually or in the aggregate, material; (B) grant any waiver, exercise any option or relinquish any contractual rights which are, individually or in the aggregate, material; or (C) enter into any interest rate, currency or commodity swaps, hedges or other similar financial instruments;

         (xii) use its reasonable commercial efforts (or cause each of its Subsidiaries to use reasonable commercial efforts) to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

         (xiii) not, and will cause its Subsidiaries not to, settle or compromise any claim brought by any present, former or purported holder of any of its securities in connection with the transactions contemplated by this Agreement or the Arrangement prior to the Effective Date;

         (xiv) except in the usual, ordinary and regular course of business and consistent with past practice or as required by applicable Laws, not, and will cause its Subsidiaries not to, enter into or modify in any material respect any contract, license, agreement, commitment or arrangement which new contract or series of related new contracts or modification to an existing contract or series of related existing contracts would have a Material Adverse Effect on Merge;

         (xv) incur or commit to capital expenditures prior to the Effective Date only in the ordinary course consistent with past practice and not, in any event, exceeding US$1.5 million, individually or in the aggregate; and

         (xvi) promptly advise Cedara orally and, if then requested, in writing:

                (A) of any event occurring subsequent to the date of this Agreement that would render any representation or warranty of Merge contained in this Agreement (except any such representation or warranty which speaks as of a date prior to the occurrence of such event), if made on or as of the date of such event or the Effective Date, untrue or inaccurate in any material respect;

                (B)   of any Material Adverse Change in respect of Merge; and

                (C) of any material breach by Merge of any covenant or agreement contained in this Agreement; and

   (g) Merge Parties shall not take any action which may jeopardize the exchange of Cedara Common Shares by holders of Cedara Common Shares resident in Canada for the purposes of the Income Tax Act (Canada) from being treated on a tax-free basis for holders who are otherwise eligible for such treatment.

4.5      Covenants Regarding Non-Solicitation

   (a)   Cedara Covenants.

         (i) Subject to section 4.6(a), Cedara shall not, directly or indirectly, through any officer, director, employee, representative or agent of Cedara or any of its Subsidiaries,
                (i) solicit, initiate or encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding a Cedara Acquisition Proposal, (ii) participate in any discussions or negotiations regarding any Cedara Acquisition Proposal, (iii) withdraw or modify in a manner adverse to Merge the approval of the Board of Directors of Cedara of the transactions contemplated hereby, (iv) approve or recommend any Cedara Acquisition Proposal or (v) enter into any agreement, arrangement or understanding related to any Cedara Acquisition Proposal. Notwithstanding the preceding part of this section 4.5(a)(i) and any other provision of this Agreement, nothing shall prevent the Board of Directors of Cedara prior to the issuance of the Final Order from considering, participating in any discussions or negotiations, or entering into a confidentiality agreement and providing information pursuant to section 4.5(a)(iii), regarding an unsolicited bona fide written Cedara Acquisition Proposal that did not otherwise result from a breach of this section 4.5(a) and that the Board of Directors of Cedara determines in good faith, after consultation with financial advisors and outside counsel, is reasonably likely to result in a Cedara Superior Proposal; provided, however, that prior to taking such action, the Board of Directors of Cedara must receive advice of outside counsel that the taking of such action by the Board of Directors is consistent with the proper discharge of its fiduciary duties. Cedara shall not consider, negotiate, accept, approve or recommend a Cedara Acquisition Proposal after the date of the issuance of the Final Order. Cedara shall, and shall cause the officers, directors, employees, representatives and agents of Cedara and its Subsidiaries to, cease immediately all discussions and negotiations regarding any proposal that constitutes, or may reasonably be expected to lead to, a Cedara Acquisition Proposal.

         (ii) Cedara shall promptly notify Merge, at first orally and then in writing, of any Cedara Acquisition Proposal and any inquiry that could lead to a Cedara Acquisition Proposal, or any amendments to the foregoing, or any request for non-public information relating to Cedara or any Cedara Material Subsidiary in connection with a Cedara Acquisition Proposal or for access to the properties, books or records of Cedara or any Cedara Material Subsidiary by any Person that informs Cedara or such Cedara Material Subsidiary that it is considering making, or has made, a Cedara Acquisition Proposal. Such notice shall include a description of the material terms and conditions of any proposal, the identity of the Person making such proposal, inquiry or contact and provide such other details of the proposal, inquiry or contact as Merge may reasonably request. Cedara shall (i) keep Merge fully informed of the status including any change to the material terms of any such Cedara Acquisition Proposal or inquiry and (ii) provide to Merge as soon as practicable after receipt or delivery thereof with copies of all correspondence and other written material sent or provided to Cedara or any Cedara Material Subsidiary from any Person in connection with any Cedara Acquisition Proposal or sent or provided by Cedara to any Person in connection with any Cedara Acquisition Proposal.

         (iii) If Cedara receives a request for material non-public information from a Person who has made an unsolicited bona fide written Cedara Acquisition Proposal and Cedara is permitted, as contemplated under the second sentence of Section 4.5(a)(i), to negotiate the terms of such Cedara Acquisition Proposal, then, and only in such case, the Board of Directors of Cedara may, subject to the execution by such Person of a confidentiality agreement containing confidentiality and standstill provisions substantially similar to those contained in the Confidentiality Agreement, provide such Person with access to information regarding Cedara; provided, however, that the Person making the Cedara Acquisition Proposal shall not be precluded under such confidentiality agreement from making the Cedara Acquisition Proposal (but not any material amendment thereto) and provided further that Cedara sends a copy of any such confidentiality agreement to Merge promptly upon its execution and Merge is provided with a list of or copies of the information provided to such Person and immediately provided with access to similar information to which such person was provided.

         (iv) Cedara shall ensure that its officers, directors and employees and its Subsidiaries and their officers, directors and employees and any financial advisors or other advisors or representatives retained by it are aware of the provisions of this section 4.5(a), and it shall be responsible for any breach of this section 4.5(a) by its officers, directors, employees, financial advisors or other advisors or representatives.

   (b)   Merge Covenants.

         (i) Subject to section 4.6(b), Merge shall not, directly or indirectly, through any officer, director, employee, representative or agent of Merge or any of its Subsidiaries,
                (i) solicit, initiate or encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding a Merge Acquisition Proposal, (ii) participate in any discussions or negotiations regarding any Merge Acquisition Proposal, (iii) withdraw or modify in a manner adverse to Cedara the approval of the Board of Directors of Merge of the transactions contemplated hereby, (iv) approve or recommend any Merge Acquisition Proposal or (v) enter into any agreement, arrangement or understanding related to any Merge Acquisition Proposal. Notwithstanding the preceding part of this section 4.5(b)(i) and any other provision of this Agreement, nothing shall prevent the Board of Directors of Merge prior to the issuance of the Final Order from considering, participating in any discussions or negotiations, or entering into a confidentiality agreement and providing information pursuant to section 4.5(b)(iii), regarding an unsolicited bona fide written Merge Acquisition Proposal that did not otherwise result from a breach of this section 4.5(b) and that the Board of Directors of Merge determines in good faith, after consultation with financial advisors and outside counsel, is reasonably likely to result in a Merge Superior Proposal; provided, however, that prior to taking such action, the Board of Directors of Merge must receive advice of outside counsel that the taking of such action by the Board of Directors is consistent with the proper discharge of its fiduciary duties. Merge shall not consider, negotiate, accept, approve or recommend a Merge Acquisition Proposal after the date of the issuance of the Final Order. Merge shall, and shall cause the officers, directors, employees, representatives and agents of Merge and its Subsidiaries to, cease immediately all discussions and negotiations regarding any proposal that constitutes, or may reasonably be expected to lead to, a Merge Acquisition Proposal.

         (ii) Merge shall promptly notify Cedara, at first orally and then in writing, of any Merge Acquisition Proposal and any inquiry that could lead to a Merge Acquisition Proposal, or any amendments to the foregoing, or any request for non-public information relating to Merge or any Merge Material Subsidiary in connection with a Merge Acquisition Proposal or for access to the properties, books or records of Merge or any Merge Material Subsidiary by any Person that informs Merge or such Merge Material Subsidiary that it is considering making, or has made, a Merge Acquisition Proposal. Such notice shall include a description of the material terms and conditions of any proposal, the identity of the Person making such proposal, inquiry or contact and provide such other details of the proposal, inquiry or contact as Cedara may reasonably request. Merge shall (i) keep Cedara fully informed of the status including any change to the material terms of any such Merge Acquisition Proposal or inquiry and (ii) provide to Cedara as soon as practicable after receipt or delivery thereof with copies of all correspondence and other written material sent or provided to Merge or any Merge Material Subsidiary from any Person in connection with any Merge Acquisition Proposal or sent or provided by Merge to any Person in connection with any Merge Acquisition Proposal.

         (iii) If Merge receives a request for material non-public information from a Person who has made an unsolicited bona fide written Merge Acquisition Proposal and Merge is permitted, as contemplated under the second sentence of Section 4.5(b)(i), to negotiate the terms of such Merge Acquisition Proposal, then, and only in such case, the Board of Directors of Merge may, subject to the execution by such Person of a confidentiality agreement containing confidentiality and standstill provisions substantially similar to those contained in the Confidentiality Agreement, provide such Person with access to information regarding Merge; provided, however, that the Person making the Merge Acquisition Proposal shall not be precluded under such confidentiality agreement from making the Merge Acquisition Proposal (but not any material amendment thereto) and provided further that Merge sends a copy of any such confidentiality agreement to Cedara promptly upon its execution and Cedara is provided with a list of or copies of the information provided to such Person and immediately provided with access to similar information to which such person was provided.

         (iv) Merge shall ensure that its officers and directors and its Subsidiaries and their officers and directors and any financial advisors or other advisors or representatives retained by it are aware of the provisions of this section 4.5(b), and it shall be responsible for any breach of this section 4.5(b) by its officers, directors, employees, financial advisors or other advisors or representatives.

4.6      Notice of Superior Proposal Determination

   (a)   Cedara Covenants.

         (i) Notwithstanding section 4.5(a), Cedara may accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of a Cedara Superior Proposal if, and only if, (i) it has provided Merge with a copy of the Cedara Superior Proposal document, (ii) five Business Days shall have elapsed from the later of the date Merge received written notice advising Merge that Cedara's Board of Directors has resolved, subject only to compliance with this section 4.6(a) and termination of this

                Agreement, to accept, approve, recommend or enter into an agreement in respect of such Cedara Superior Proposal, specifying the terms and conditions of such Cedara Superior Proposal and identifying the Person making such Cedara Superior Proposal, and the date Merge received a copy of such Cedara Superior Proposal and (iii) it has previously or concurrently will have (A) paid to Merge the break fee, if any, payable under section 6.4 and (B) terminated this Agreement pursuant to section 6.3. Any information provided by Cedara to Merge pursuant to this section 4.6(a) or pursuant to section 4.5(a) shall constitute "Information" under section 4.7(b).

         (ii) During such five Business Day period, Cedara agrees that Merge shall have the right, but not the obligation, to offer to amend the terms of this Agreement. The Board of Directors of Cedara will review any offer by Merge to amend the terms of this Agreement in good faith in order to determine, in its discretion in the exercise of its fiduciary duties, whether Merge's offer upon acceptance by Cedara would result in such Cedara Superior Proposal ceasing to be a Cedara Superior Proposal. If the Board of Directors of Cedara so determines, it will enter into an amended agreement with Merge reflecting Merge's amended proposal. If the Board of Directors of Cedara continues to believe, in good faith and after consultation with financial advisors and outside counsel, that such Cedara Superior Proposal remains a Cedara Superior Proposal and therefore rejects Merge's amended proposal, Cedara may terminate this Agreement pursuant to section 6.3(c)(iv); provided, however, that Cedara must concurrently pay to Merge the break fee payable, if any, to Merge under section 6.4 and must concurrently with termination enter into a definitive agreement with respect to such Cedara Acquisition Proposal. Cedara acknowledges and agrees that payment of the break fee, if any, payable under section 6.4 is a condition to valid termination of this Agreement under section 6.3(c)(iv) and this section 4.6(a). Cedara also acknowledges and agrees that each successive modification of any Cedara Acquisition Proposal shall constitute a new Cedara Acquisition Proposal for purposes of this section 4.6(a) to initiate an additional five Business Day notice period.

   (b)   Merge Covenants.

         (i) Notwithstanding section 4.5(b), Merge may accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of a Merge Superior Proposal if, and only if, (i) it has provided Cedara with a copy of the Merge Superior Proposal document, (ii) five Business Days shall have elapsed from the later of the date Cedara received written notice advising Cedara that Merge's Board of Directors has resolved, subject only to compliance with this section 4.6(b) and termination of this

                Agreement, to accept, approve, recommend or enter into an agreement in respect of such Merge Superior Proposal, specifying the terms and conditions of such Merge Superior Proposal and identifying the Person making such Merge Superior Proposal, and the date Cedara received a copy of such Merge Superior Proposal and (iii) it has previously or concurrently will have (A) paid to Cedara the break fee, if any, payable under section 6.4 and (B) terminated this Agreement pursuant to section 6.3. Any information provided by Merge to Cedara pursuant to this section 4.6(b) or pursuant to section 4.5(b) shall constitute "Information" under section 4.7(b).

         (ii) During such five Business Day period, Merge agrees that Cedara shall have the right, but not the obligation, to offer to amend the terms of this Agreement. The Board of Directors of Merge will review any offer by Cedara to amend the terms of this Agreement in good faith in order to determine, in its discretion in the exercise of its fiduciary duties, whether Cedara's offer upon acceptance by Merge would result in such Merge Superior Proposal ceasing to be a Merge Superior Proposal. If the Board of Directors of Merge so determines, it will enter into an amended agreement with Cedara reflecting Cedara's amended proposal. If the Board of Directors of Merge continues to believe, in good faith and after consultation with financial advisors and outside counsel, that such Merge Superior Proposal remains a Merge Superior Proposal and therefore rejects Cedara's amended proposal, Merge may terminate this Agreement pursuant to section 6.3(c)(vi); provided, however, that Merge must concurrently pay to Cedara the break fee payable, if any, to Cedara under section 6.4 and must concurrently with termination enter into a definitive agreement with respect to such Merge Acquisition Proposal. Merge acknowledges and agrees that payment of the break fee, if any, payable under section 6.4 is a condition to valid termination of this Agreement under section 6.3(c)(vi) and this section 4.6(b). Merge also acknowledges and agrees that each successive modification of any Merge Acquisition Proposal shall constitute a new Merge Acquisition Proposal for purposes of this section 4.6(b) to initiate an additional five Business Day notice period.

4.7      Access to Information

   (a) Subject to sections 4.7(b) and (c) and applicable Laws, upon reasonable notice, Cedara shall (and shall cause each of its Subsidiaries to) afford Merge's officers, employees, counsel, accountants and other authorized representatives and advisors ("Representatives") access, during normal business hours from the date hereof and until the earlier of the Effective Date or the termination of this Agreement, to its properties, books, contracts and records as well as to its management personnel, and, during such period, Cedara shall (and shall cause each of its Subsidiaries to) furnish promptly to Merge all information concerning Cedara's business, properties and personnel as Merge may reasonably request. Subject to sections 4.7(b) and (c) and applicable laws, upon reasonable notice, Merge shall afford Cedara's Representatives access, during normal business hours from the date hereof and until the earlier of the Effective Date or the termination of this Agreement, to its properties, books, contracts and records as well as to its management personnel, and, during such period, Merge shall (and shall cause each of its Subsidiaries to) furnish promptly to Cedara all information concerning Merge's business, properties and personnel as Cedara may reasonably request. Nothing in the foregoing shall require Merge or Cedara to disclose to the other information subject to a written confidentiality agreement with third parties or customer-specific or competitively sensitive information relating to areas or projects where Merge and Cedara are in direct competition.

   (b) In accordance with the Confidentiality Agreement, each of Merge and Cedara acknowledges that certain information provided to it under section 4.7(a) above will be non-public and/or proprietary in nature (the "Information"). Except as permitted below, each of Merge and Cedara will keep Information confidential and will not, without the prior written consent of the other, disclose it, in any manner whatsoever, in whole or in part, to any other Person, and will not use it for any purpose other than to evaluate the transactions contemplated by this Agreement. Each of Merge and Cedara will make all reasonable, necessary and appropriate efforts to safeguard the Information from disclosure to anyone other than as permitted hereby and to control the copies, extracts or reproductions made of the Information. The Information may be provided to the Representatives of each of Merge and Cedara who require access to the same to assist it in proceeding in good faith with the transactions contemplated by this Agreement and whose assistance is required for such purposes, provided that it has first informed such Representatives to whom Information is provided that the Representative has the same obligations, including as to confidentiality, restricted use and otherwise, that it has with respect to such Information. This provision shall not apply to such portions of the Information that: (i) are or become generally available to the public otherwise than as a result of disclosure by a party or its Representatives; or (ii) become available to a party on a non-confidential basis from a source other than, directly or indirectly, the other party or its Representatives, provided that such source is not to the knowledge of the first party, upon reasonable inquiry, prohibited from transmitting the Information by a contractual, legal or fiduciary obligation; (iii) were known to a party or were in its possession on a non-confidential basis prior to being disclosed to it by the other party or by someone on its behalf; or (iv) are required by applicable Laws or court order to be disclosed. The provisions of this section 4.7(b) shall survive the termination of this Agreement.

   (c) The parties acknowledge that certain Information may be competitively sensitive and that disclosure thereof shall be limited to that which is reasonably necessary for the purpose of (i) preparing submissions or applications in order to obtain the Appropriate Regulatory Approvals, (ii) preparing the Circular, (iii) avoiding conflicts and (iv) integrating the operations of Merge and Cedara.

4.8      Closing Matters

         Each of the Merge Parties and Cedara shall deliver, at the closing of the transactions contemplated hereby, such customary certificates, resolutions and other closing documents as may be required by the other parties hereto, acting reasonably.

4.9      Indemnification

   (a) Merge agrees that all rights to indemnification or exculpation now existing in favour of the directors or officers of Cedara or any Subsidiary as provided in its articles of incorporation or by-laws in effect on the date hereof shall survive the Arrangement and shall continue in full force and effect for a period of not less than six years from the Effective Time and Merge hereby assumes, effective upon consummation of the Arrangement, all such liability with respect to any matters arising prior to the Effective Time.

   (b) There shall be maintained in effect, for not less than six years from the Effective Time, coverage equivalent to that in effect under the current policies of the directors' and officers' liability insurance maintained by Cedara, which is no less advantageous, and with no gaps or lapses in coverages with respect to matters occurring prior to the Effective Time.

4.10     Section 3(a)(10) Exemption.

         In the event that, due to an amendment to the 1933 Act, a change in the SEC's interpretation of the 1933 Act or a decision of a court which provides that orders of Canadian courts such as the Final Order do not qualify under Section 3(a)(10) of the 1933 Act, the exemption from registration under
Section 3(a)(10) of the 1933 Act is not available for any reason to exempt the issuance of the Merge Common Shares and Exchangeable Shares in accordance with the Arrangement from the registration requirements of the 1933 Act, then Merge shall take all necessary action to file a registration statement on Form S-4 (or on such other form that may be available to Merge) in order to register the Merge Common Shares and Exchangeable Shares, and shall use its reasonable best efforts to cause such registration statement to become effective at or prior to the Effective Time.

4.11     Board of Directors.

         Merge agrees that, in connection with the annual meeting of the holders of Merge Common Shares to be held in 2005, the Board of Directors of Merge shall nominate for election at such meeting each of the Cedara Designees, and shall recommend in the proxy materials distributed to the holders of Merge Common Shares in connection with such meeting that such holders vote in favor of each of the Cedara Designees. Notwithstanding the foregoing, if at any time, Merge's Board of Directors receives advice of outside counsel that the taking of any action pursuant to this Section 4.11 would be inconsistent with the proper discharge of its fiduciary duties under applicable Law, Merge's Board of Directors need not take such action.

4.12     Certain Employment Matters.

         On the Effective Time and for a period not less than one year after the Effective Time, employees of Cedara and its Subsidiaries shall be provided employee benefits, plans and programs which are no less favorable in the aggregate than those available to such employees under the Cedara Plans on the date hereof. For purposes of eligibility to participate and vesting, waiting periods, pre-existing conditions and similar purposes (but not benefit accrual attributable to the period before the Effective Time) in all benefits provided to employees, the employees of Cedara and its Subsidiaries will be credited with their years of service with Cedara and its Subsidiaries and prior employers, to the extent such service is taken into account under current plans of Cedara and its Subsidiaries. In addition, the parties shall effect the matters with respect to Cedara employees and directors which are set forth in Schedule G attached hereto. Nothing in this Section 4.12 shall be construed as restricting the ability of Merge or its Subsidiaries to establish such types and levels of compensation and benefits or to modify or terminate such compensation or benefits as they determine to be appropriate from time to time.

                                   ARTICLE 5
                                  CONDITIONS

5.1      Mutual Conditions Precedent

         The respective obligations of the parties hereto to complete the transactions contemplated by this Agreement shall be subject to the satisfaction, on or before the Effective Date, of the following conditions precedent, each of which may only be waived by the mutual consent of Merge, on behalf of the Merge Parties, and Cedara:

   (a) the Arrangement shall have been approved at the Cedara Meeting by not less than two-thirds of the votes cast by the Cedara Shareholders voting as a single class who are represented at the Cedara Meeting;

   (b) the Arrangement shall have been approved at the Cedara Meeting in accordance with any conditions in addition to those set out in section 5.1(a) which may be imposed by the Interim Order;

   (c) the Merge Matters shall have been approved at the Merge Meeting by the holders of Merge Common Shares in accordance with the WBCL;

   (d) the Interim Order and the Final Order shall each have been obtained in form and terms satisfactory to each of Cedara and Merge, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such parties on appeal or otherwise;

   (e) there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by this Agreement and there shall be no proceeding (other than an appeal made in connection with the Arrangement), of a judicial or administrative nature or otherwise, brought by a Governmental Entity in progress or threatened that relates to or results from the transactions contemplated by this Agreement that would, if successful, result in an order or ruling that would preclude completion of the transactions contemplated by this Agreement in accordance with the terms hereof or would otherwise be inconsistent with the Appropriate Regulatory Approvals which have been obtained;

   (f)   this Agreement shall not have been terminated pursuant to Article 6;

   (g) the Exchangeable Shares issuable pursuant to the Arrangement shall have been conditionally approved for listing on The Toronto Stock Exchange, subject to the filing of required documentation, and the Merge Common Shares issuable directly pursuant to the Arrangement, issuable upon exchange of the Exchangeable Shares from time to time and issuable upon exercise of the Replacement Options from time to time, shall have been approved for listing on the Nasdaq National Market, subject to notice of issuance; and

   (h) all applicable waiting periods (and any extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, if any, shall have expired or been terminated, and all other consents, waivers, permits, orders and approvals of any Governmental Entity (including the Appropriate Regulatory Approvals), and the expiry of any waiting periods, in connection with, or required to permit, the consummation of the Arrangement, the failure of which to obtain or the non-expiry of which would constitute a criminal offense, or would have a Material Adverse Effect on Merge or Cedara, as the case may be, shall have been obtained or received on terms that will not have a Material Adverse Effect on Merge and/or Cedara; there shall not be pending or threatened any suit, action or proceeding by any Governmental Entity, in each case that has a reasonable likelihood of success, (i) seeking to prohibit or restrict the acquisition by Merge or any of its Subsidiaries of any Cedara Common Shares, seeking to restrain or prohibit the consummation of the Plan of Arrangement or seeking to obtain from Cedara or Merge any damages that are material in relation to Cedara and its Subsidiaries taken as a whole, (ii) seeking to prohibit or materially limit the ownership or operation by Merge or any of its Subsidiaries of any material portion of the business or assets of Cedara or any of its Subsidiaries or to compel Merge or any of its Subsidiaries to dispose of or hold separate any material portion of the business or assets of Cedara or any of its Subsidiaries, as a result of the Plan of Arrangement, (iii) seeking to impose limitations on the ability of Merge or any of its Subsidiaries to acquire or hold, or exercise full rights of ownership of, any Cedara Common Shares, including the right to vote Cedara Common Shares purchased by it on all matters properly presented to the shareholders of Cedara, (iv) seeking to prohibit Merge or any of its Subsidiaries from effectively controlling in any material respect the business or operations of Cedara and its Subsidiaries or (v) which otherwise is reasonably likely to have a Material Adverse Effect on Cedara or Merge.

5.2      Additional Conditions Precedent to the Obligations of the Merge Parties

         The obligations of the Merge Parties to complete the transactions contemplated by this Agreement shall also be subject to the fulfillment of each of the following conditions precedent (each of which is for the Merge Parties' exclusive benefit and may be waived by Merge on behalf of the Merge Parties):

   (a) all covenants of Cedara under this Agreement to be performed on or before the Effective Date shall have been duly performed by Cedara in all material respects;

   (b) the representations and warranties of Cedara contained in this Agreement (without giving effect to any materiality (including the word "material" or "Material Adverse Effect" qualification) shall be true and correct as of the Effective Date with the same effect as if made at and as of the Effective Date (other than such representations that are made as of a specified date, which shall be true and correct as of such date), except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Cedara; and the Merge Parties shall have received a certificate of Cedara addressed to the Merge Parties and dated the Effective Date, signed on behalf of Cedara by two senior executive officers of Cedara, confirming the same as at the Effective Date;

   (c) between the date hereof and the Effective Date, there shall not have occurred a Material Adverse Change to Cedara;

   (d) the Board of Directors of Cedara shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by Cedara and its Subsidiaries to permit the consummation of the Arrangement; and

   (e) the holders of not more than 5.0% of all the issued and outstanding Cedara Shares shall have exercised their Dissent Rights (and shall not have lost or withdrawn such rights as of the Effective Date) in respect of the Arrangement.

         The Merge Parties may not rely on the failure to satisfy any of the above conditions precedent as a basis for non-compliance by the Merge Parties with their obligations under this Agreement if the condition precedent would have been satisfied but for a material default by the Merge Parties in complying with their obligations hereunder.

5.3      Additional Conditions Precedent to the Obligations of Cedara

         The obligations of Cedara to complete the transactions contemplated by this Agreement shall also be subject to the following conditions precedent (each of which is for the exclusive benefit of Cedara and may be waived by Cedara):

   (a) all covenants of the Merge Parties under this Agreement to be performed on or before the Effective Date shall have been duly performed by the Merge Parties in all material respects;

   (b) the representations and warranties of each of the Merge Parties contained in this Agreement (without giving effect to any materiality (including the word "material") or "Material Adverse Effect" qualification) shall be true and correct as of the Effective Date with the same effect as if made at and as of the Effective Date (other than such representations that are made as of a specified date, which shall be true and correct as of such date), except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Merge Parties, as applicable; and Cedara shall have received a certificate of each of the Merge Parties addressed to Cedara and dated the Effective Date, signed on behalf of each of the Merge Parties by two senior executive officers of the relevant Merge Party, confirming the same as at the Effective Date;

   (c) between the date hereof and the Effective Date, there shall not have occurred a Material Adverse Change to Merge;

   (d) the Boards of Directors of the Merge Parties shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by the Merge Parties to permit the consummation of the Arrangement and the issue of the Exchangeable Shares contemplated thereby and the issue of Merge Common Shares pursuant to the Arrangement and upon the exchange from time to time of the Exchangeable Shares and the exercise from time to time of the Replacement Options; and

   (e) Merge shall have taken all actions required of it to effect the matters set forth on Schedule G attached hereto.

         Cedara may not rely on the failure to satisfy any of the above conditions precedent as a basis for noncompliance by Cedara with its obligations under this Agreement if the condition precedent would have been satisfied but for a material default by Cedara in complying with its obligations hereunder.

5.4      Notice and Cure Provisions

         The Merge Parties and Cedara will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the Effective Date, of any event or state of facts which occurrence or failure would, or would be likely to:

   (a) cause any of the representations or warranties of the other party contained herein to be untrue or inaccurate in any material respect on the date hereof or on the Effective Date; or

   (b) result in the failure in any material respect to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by the other hereunder prior to the Effective Date.

         Neither the Merge Parties nor Cedara may elect not to complete the transactions contemplated hereby pursuant to the conditions precedent contained in sections 5.1, 5.2 and 5.3, or exercise any termination right arising therefrom, unless forthwith and in any event prior to the filing of the Final Order for acceptance by the Director, the Merge Parties or Cedara, as the case may be, have delivered a written notice to the other specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Merge Parties or Cedara, as the case may be, are asserting as the basis for the non-fulfillment of the applicable condition precedent or the exercise of the termination right, as the case may be. If any such notice is delivered, provided that the Merge Parties or Cedara, as the case may be, are proceeding diligently to cure such matter, if such matter is susceptible to being cured, the other may not terminate this Agreement as a result thereof until the later of June 30, 2005 and the expiration of a period of 30 days from such notice. If such notice has been delivered prior to the date of Cedara Meeting, such meeting shall be postponed until the expiry of such period. If such notice has been delivered prior to the making of the application for the Final Order or the filing of the Articles of Arrangement with the Director, such application and such filing shall be postponed until the expiry of such period. For greater certainty, in the event that such matter is cured within the time period referred to herein, this Agreement may not be terminated.

5.5      Satisfaction of Conditions

         The conditions precedent set out in sections 5.1, 5.2 and 5.3 shall be conclusively deemed to have been satisfied, waived or released when, with the agreement of Merge and Cedara, a certificate of arrangement in respect of the Arrangement is issued by the Director.

                                   ARTICLE 6
                           AMENDMENT AND TERMINATION

6.1      Amendment

         This Agreement may, at any time and from time to time before or after the holding of Cedara Meeting and the Merge Meeting but not later than the Effective Date, be amended by mutual written agreement of the parties hereto, and any such amendment may, without limitation:

   (a) change the time for performance of any of the obligations or acts of the parties;

   (b) waive any inaccuracies or modify any representation contained herein or in any document delivered pursuant hereto;

   (c) waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the parties; and

   (d) waive compliance with or modify any conditions precedent herein contained;

provided, however, that any such change, waiver or modification does not invalidate any required security holder approval of the Arrangement.

6.2      Mutual Understanding Regarding Amendments

   (a) The parties will continue, from and after the date hereof and through and including the Effective Date, to use their respective reasonable efforts to maximize present and future financial and tax planning opportunities for the shareholders of Cedara, and for Merge and for Cedara as and to the extent that the same shall not prejudice any party or its security holders. The parties will ensure that such planning activities do not impede the progress of the Arrangement in any material way.

   (b) The parties agree that if the Merge Parties or Cedara, as the case may be, propose any amendment or amendments to this Agreement or to the Plan of Arrangement, the other will act reasonably in considering such amendment and if the other and its shareholders are not prejudiced by reason of any such amendment the other will co-operate in a reasonable fashion with the Merge Parties or Cedara, as the case may be, so that such amendment can be effected subject to applicable Laws and the rights of the security holders.

6.3      Termination

   (a) If any condition contained in sections 5.1 or 5.2 is not satisfied at or before the Effective Date to the satisfaction of the Merge Parties, then Merge on behalf of the Merge Parties may by notice to Cedara terminate this Agreement and the obligations of the parties hereunder except as otherwise herein provided, but without detracting from the rights of the Merge Parties arising from any breach by Cedara but for which the condition would have been satisfied.

   (b) If any condition contained in sections 5.1 or 5.3 is not satisfied at or before the Effective Date to the satisfaction of Cedara, then Cedara may by notice to Merge on behalf of the Merge Parties terminate this Agreement and the obligations of the parties hereunder except as otherwise herein provided, but without detracting from the rights of Cedara arising from any breach by the Merge Parties but for which the condition would have been satisfied.

   (c)   This Agreement may:

         (i) be terminated by the mutual agreement of Cedara and the Merge Parties (without further action on the part of Cedara's shareholders if terminated after the holding of Cedara Meeting);

         (ii) be terminated by either Cedara or Merge, if there shall be passed any law or regulation that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited or if any injunction, order or decree enjoining Merge or Cedara from consummating the transactions contemplated by this Agreement is entered and such injunction, order or decree shall become final and non-appealable;

         (iii) be terminated by Merge if (A) the Board of Directors of Cedara shall have failed to recommend or withdrawn or modified or changed in a manner adverse to Merge its approval or recommendation of this Agreement or the Arrangement or shall have recommended a Cedara Acquisition Proposal or (B) through the fault of Cedara (whether by commission or omission), this Arrangement is not, prior to 14 days prior to the Drop Dead Date, submitted for the approval of Cedara Shareholders at the Cedara Meeting;

         (iv) be terminated by Cedara in order to enter into a definitive written agreement with respect to a Cedara Superior Proposal, subject to compliance with section 4.6(a) and the payment of any fee required to be paid pursuant to section 6.4(a);

         (v) be terminated by Cedara if (A) the Board of Directors of Merge shall have failed to recommend or withdrawn or modified or changed in a manner adverse to Cedara its approval or recommendation of this Agreement or the Merger or shall have recommended a Merge Acquisition Proposal or (B) through the fault of Merge (whether by commission or omission), the Merge Matters are not, prior to 14 days prior to the Drop Dead Date, submitted for the approval of Merge Shareholders at the Merge Meeting;

         (vi) be terminated by Merge in order to enter into a definitive written agreement with respect to a Merge Superior Proposal, subject to compliance with section 4.6(b) and the payment of any fee required to be paid pursuant to section 6.4(b); or

         (vii) be terminated by Cedara or Merge if Cedara or Merge shareholder approval shall not have been obtained by reason of the failure to obtain the required vote at either Cedara Meeting or the Merge Meeting;

         in each case, prior to the Effective Date.

   (d) If the Effective Date does not occur on or prior to the Drop Dead Date, then this Agreement shall terminate.

   (e) If this Agreement is terminated in accordance with the foregoing provisions of this section 6.3, no party shall have any further liability to perform its obligations hereunder except as provided in section 6.4 and as otherwise contemplated hereby, and provided that, subject to section 6.5, neither the termination of this Agreement nor anything contained in this section 6.3(e) shall relieve any party from any liability for any material breach by it of this Agreement.

6.4      Break Fee

   (a)   If:

         (i)    Cedara shall terminate this Agreement pursuant to section
                6.3(c)(iv);

         (ii) Merge shall terminate this Agreement pursuant to section 6.3(c)(iii); or

         (iii) either Cedara or Merge shall terminate this Agreement pursuant to section 6.3(c)(vii) in circumstances where Cedara shareholder approval has not been obtained at the Cedara Meeting, and (x) a bona fide Cedara Acquisition Proposal has been made by any person other than a Merge Party prior to Cedara Meeting and not withdrawn more than five days prior to the vote of Cedara Shareholders and (y) Cedara enters into an agreement with respect to a Cedara Acquisition Proposal, or a Cedara Acquisition Proposal is consummated, after the date hereof and prior to the expiration of twelve months following termination of this Agreement;

         then in any such case Cedara shall pay to Merge US$7,000,000 in immediately available funds to an account designated by Merge. Such payment shall be due (A) in the case of a termination specified in clause (i), prior to the termination of this Agreement, (B) in the case of a termination specified in clause (ii), within five Business Days after written notice of termination by Merge or (C) in the case of a termination specified in clause (iii), at or prior to the earlier of the entering into of the agreement and the consummation of the transaction referred to therein. Cedara shall not be obligated to make more than one payment pursuant to this section 6.4(a).

   (b)   If:

         (i)    Merge shall terminate this Agreement pursuant to section
                6.3(c)(vi);

         (ii) Cedara shall terminate this Agreement pursuant to section 6.3(c)(v); or

         (iii) either Cedara or Merge shall terminate this Agreement pursuant to section 6.3(c)(vii) in circumstances where Merge shareholder approval has not been obtained at the Merge Meeting, and (x) a bona fide Merge Acquisition Proposal has been made by any person prior to the Merge Meeting and not withdrawn more than five days prior to the vote of the holders of Merge Common Shares and (y) Merge enters into an agreement with respect to a Merge Acquisition Proposal, or a Merge Acquisition Proposal is consummated, after the date hereof and prior to the expiration of twelve months following termination of this Agreement;

         then in any such case Merge shall pay to Cedara US$7,000,000 in immediately available funds to an account designated by Cedara. Such payment shall be due (A) in the case of a termination specified in clause (i), prior to the termination of this Agreement, (B) in the case of a termination specified in clause (ii), within five Business Days after written notice of termination by Cedara or (C) in the case of a termination specified in clause (iii), at or prior to the earlier of the entering into of the agreement and the consummation of the transaction referred to therein. Merge shall not be obligated to make more than one payment pursuant to this section 6.4(b).

   (c) If the holders of Cedara Common Shares shall fail to approve the Arrangement at the Cedara Meeting, then at 11:00 a.m., Milwaukee, Wisconsin time, on the first Business Day following Cedara Meeting, Cedara shall reimburse Merge for the Merge Parties' out-of-pocket costs and expenses in connection with the transaction contemplated by this Agreement, not to exceed US$1.5 million, which shall be paid in immediately available funds to an account designated by Merge. If the holders of Merge Common Shares shall fail to approve the Merger at the Merge Meeting, then at 11:00 a.m., Milwaukee, Wisconsin time, on the first Business Day following the Merge Meeting, Merge shall reimburse Cedara for Cedara's out-of-pocket costs and expenses in connection with the transaction contemplated by this Agreement, not to exceed US$1.5 million, which shall be paid in immediately available funds to an account designated by Cedara.

6.5      Effect of Break Fee Payment

         For greater certainty, the parties hereto agree that if a party pays to another party amounts required by section 6.4 as a result of the occurrence of any of the events referenced in section 6.4, the parties to this Agreement shall have no other remedy for any breach of this Agreement by the party making such payment.

6.6      Remedies

         Subject to section 6.5, the parties hereto acknowledge and agree that an award of money damages would be inadequate for any breach of this Agreement by any party or its representatives and any such breach would cause the non-breaching party irreparable harm. Accordingly, the parties hereto agree that, in the event of any breach or threatened breach of this Agreement by one of the parties, the non-breaching party will also be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance. Such remedies will not be the exclusive remedies for any breach of this

Agreement but will be in addition to all other remedies available at law or equity to each of the parties.

                                   ARTICLE 7
                                    GENERAL

7.1      Notices

         All notices and other communications which may or are required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be deemed to be validly given if served personally or by telecopy, in each case addressed to the particular party at:

   (a)   If to Cedara, at:

         Cedara Software Corp.
         6509 Airport Road
         Mississauga, Ontario
         Canada L4V 1S7

         Attention:       Chief Executive Officer
         Telecopier No.: (905) 671-7972

         with a copy (which shall not constitute Notice) to:

         Stikeman Elliott LLP
         5300 Commerce Court West
         199 Bay Street
         Toronto, Ontario M5L 1B9

         Attention:      Dee Rajpal
         Telecopier No.: (416) 947-0866

   (b)   If to a Merge Party, at:

         Merge Technologies Incorporated
         1126 S. 70th Street
         Suite S-107B
         Milwaukee, Wisconsin 53214

         Attention:      Chief Executive Officer
         Telecopier No.: 414-977-4202

         with copies (which shall not constitute notice) to:

         Michael Best & Friedrich LLP
         100 East Wisconsin Avenue
         Suite 3300
         Milwaukee, Wisconsin 53202

         Attention:      Geoffrey R. Morgan
         Telecopier No.: (414) 277-0656

         and

         Blake, Cassels & Graydon LLP
         Box 25, Commerce Court West
         199 Bay Street, 28th Floor
         Toronto, Ontario
         M5L 1A9

         Attention:      Frank Guarascio
         Telecopier No.: (416) 863-2653

or at such other address of which any party may, from time to time, advise the other parties by notice in writing given in accordance with the foregoing. The date of receipt of any such notice shall be deemed to be the date of delivery or telecopying thereof.

7.2      Assignment

         No party hereto may assign its rights or obligations under this Agreement or the Arrangement.

7.3      Binding Effect

         This Agreement and the Arrangement shall be binding upon and shall enure to the benefit of the parties hereto and their respective successors and no third party shall have any rights hereunder.

7.4      Waiver and Modification

         Cedara and the Merge Parties may waive or consent to the modification of, in whole or in part, any inaccuracy of any representation or warranty made to them hereunder or in any document to be delivered pursuant hereto and may waive or consent to the modification of any of the covenants herein contained for their respective benefit or waive or consent to the modification of any of the obligations of the other parties hereto. Any waiver or consent to the modification of any of the provisions of this Agreement, to be effective, must be in writing executed by the party granting such waiver or consent.

7.5      No Personal Liability

   (a) No director or officer of any Merge Party shall have any personal liability whatsoever to Cedara under this Agreement, or any other document delivered in connection with the Arrangement on behalf of a Merge Party.

   (b) No director or officer of Cedara shall have any personal liability whatsoever to any Merge Party under this Agreement, or any other document delivered in connection with the Arrangement on behalf of Cedara.

7.6      Further Assurances

         Each party hereto shall, from time to time, and at all times hereafter, at the request of the other parties hereto, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform and carry out the terms and intent hereof.

7.7      Expenses

         Subject to section 6.4, the parties agree that all out-of-pocket expenses of the parties relating to the Arrangement and the transactions contemplated hereby, including legal fees, accounting fees, financial advisory fees, regulatory filing fees, all disbursements of advisors and printing and mailing costs, shall be paid by the party incurring such expenses.

7.8      Publicity

         The initial press release by Merge and Cedara concerning this Agreement and the Arrangement shall be a joint press release. In addition, Merge and Cedara agree to consult with each other as to the general nature of any other news releases or public statements with respect to this Agreement or the Arrangement, and to use their respective reasonable efforts not to issue any news releases or public statements inconsistent with the results of such consultations. Subject to applicable Laws, each party shall use its reasonable efforts to enable the other parties to review and comment on all such news releases prior to the release thereof. The parties agree to issue jointly a news release with respect to this Arrangement as soon as practicable following the execution of this Agreement. Merge and Cedara also agree to consult with each other in preparing and making any filings and communications in connection with any Appropriate Regulatory Approvals.

7.9      Governing Laws

         This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and shall be treated in all respects as an Ontario contract. Each party hereby irrevocably agrees to the jurisdiction of the courts of the Province of Ontario in respect of all matters arising under or in relation to this Agreement.

7.10     Time of Essence

         Time shall be of the essence in this Agreement.

7.11     Severability

         If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by reason of any Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Arrangement is not affected in any manner materially adverse to any party.

7.12     Counterparts

         This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.


         IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first written above.

                                                MERGE TECHNOLOGIES INCORPORATED


                                                By: (signed) Richard A. Linden
                                                    ---------------------------



                                                CORRIDA LTD.


                                                By: (signed) Scott T. Veech
                                                    ---------------------------



                                                CEDARA SOFTWARE CORP.


                                                By: (signed) Abe Schwartz
                                                    ---------------------------

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

January 27, 2005


                                                CEDARA SOFTWARE CORP.


                                                By: /s/ Brian Pedlar
                                                    -------------------------
                                                Brian Pedlar
                                                Chief Financial Officer